                                                                    Exhibit 99.1

                                   [GRAPHIC]

MEDICINE IN MOTION

Biovail Corporation 2000 Annual Report                       Biovail Corporation

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

                              FINANCIAL HIGHLIGHTS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

                                                                          YEARS ENDED DECEMBER 31
                                                              -----------------------------------------------
                                                                  2000              1999            1998(1)
                                                              ------------       -----------       ----------
                                                               (All dollar amounts expressed in thousands of
                                                                   U.S. dollars, except per share data)
OPERATING RESULTS
Total revenue...............................................   $  309,170         $ 172,464         $111,657
Research and development expense............................       52,659            33,130           17,490
Operating income (loss).....................................      (78,032)          (40,160)          45,303
Net income (loss)...........................................     (147,976)         (109,978)          41,577
Net income excluding certain charges(2).....................      114,687            52,162           41,577
EBITDA(3)...................................................      151,918            74,414           50,260
Cash flows from operating activities........................      102,494            51,985           52,394

DILUTED PER SHARE INFORMATION
Net income (loss)...........................................   $    (1.16)        $   (1.07)        $   0.38
Net income excluding certain charges(2).....................         0.80              0.48             0.38
EBITDA(3)...................................................         1.06              0.69             0.46
Cash flows from operating activities........................         0.71              0.48             0.48

Weighted average number of common shares
  outstanding (000s)........................................      143,512           108,174          108,944

FINANCIAL POSITION
Cash and cash equivalents...................................   $  125,144         $ 178,086         $ 78,279
Working capital.............................................      (25,295)          266,068          114,898
Total assets................................................    1,107,267           467,179          198,616
Long-term obligations and Debentures........................      738,729           137,504          126,835
Shareholders' equity........................................      237,458           267,336           49,888

------------

(1) Data has been derived from consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles.

(2) Certain charges consist of acquired research and development, extraordinary item, SAB 101 cumulative effect adjustment and amortization, equity loss, and net gains.

(3) Earnings before interest, taxes, depreciation, amortization, and excluding acquired research and development, equity loss and net gains.

 14 Letter to Shareholders

 18 Operational Report

 24 Financial Review

 25 Management's Discussion & Analysis

 38 Management Report

 39 Auditors' Report

 40 Consolidated Financial Statements

 45 Notes to Consolidated Financial Statements

 74 Six Year Financial Summary

 76 Board of Directors, Officers

 78 Shareholder Information

IBC Share Performance

    All dollar amounts in this annual report are in U.S. dollars and in accordance with U.S. generally accepted accounting principles unless otherwise stated.

    The Company changed from publicly reporting its financial results prepared in accordance with Canadian GAAP to publicly reporting those results prepared in accordance with U.S. GAAP for the year ended December 31, 2000. The Company's independent auditors, who were retained by the Company beginning with the year January 1, 1999, have audited the Company's financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 1999 and December 31, 2000. Accordingly, the financial statements prepared in accordance with U.S. GAAP for 1998 are unaudited. The financial statements prepared in accordance with Canadian GAAP for each of the years ended December 31, 1998, 1999 and 2000 have been audited and are made available to all shareholders.

                                   [GRAPHIC]

At a crucial stage in the DEVELOPMENT of every truly successful company, there comes a point when management realizes that it is time to take a bold STEP FORWARD ... time to move on to the next phase that will ensure not only the continued SUCCESS of the company, but also open up exciting NEW POSSIBILITIES for unprecedented growth and expansion. For Biovail, that TIME IS NOW. The timely sales and marketing expansion into the lucrative U.S. pharmaceutical marketplace represents the logical NEXT STEP in Biovail's corporate strategy.

                                   [GRAPHIC]

                                   $8 BILLION

    Biovail is a pioneer and world leader in the controlled-release drug market, estimated to be over $8 billion in the U.S. alone.

                                   [GRAPHIC]

                                  20 PRODUCTS
                                  55 COUNTRIES

    Biovail has commercialized more than 20 advanced controlled-release and other superior pharmaceutical products in over 55 countries around the world.

                                   [GRAPHIC]

                         5 YEARS OF EXCEPTIONAL GROWTH

                                   [GRAPHIC]

    Today, less than five years after its inception, Biovail's Crystaal Division is amongst the fastest growing and is one of the top 20 pharmaceutical companies in Canada.

                                   [GRAPHIC]

                      300 SALES PROFESSIONALS IN THE U.S.

                                   [GRAPHIC]

    The acquisition of DJ Pharma provides Biovail with 300 experienced U.S. pharmaceutical sales professionals and an extensive sales support infrastructure.

                                   [GRAPHIC]

                                  $200 BILLION

    Biovail's strategy is to compete in the $200 billion plus North American branded pharmaceutical product marketplace.

                                   [GRAPHIC]

                                 100% EXPANSION

                                   [GRAPHIC]

    In 2001, Biovail's new 120,000 sq. ft. Dorado, Puerto Rico plant will come on line, increasing total manufacturing operations by more than 100%.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT
                             LETTER TO SHAREHOLDERS

                                                                       [GRAPHIC]

DEAR FELLOW SHAREHOLDERS,

    THE YEAR 2000 WAS AN EXCEPTIONAL ONE FOR BIOVAIL CORPORATION. EVEN WITH OUR RECENT HISTORY OF GROWTH AND RECORD RESULTS, THE PAST YEAR STANDS OUT IN MANY WAYS. TO BEGIN WITH, IT WAS A YEAR THAT WAS MARKED BY A DRAMATIC GROWTH IN PRODUCT SALES, A RECORD NUMBER OF NEW PRODUCT LAUNCHES AND A RECORD FINANCIAL PERFORMANCE. HOWEVER, IT WAS EVENTS TOWARDS THE END OF THE YEAR, SPECIFICALLY TWO EXCITING ACQUISITIONS -- ONE PRODUCT BASED AND ONE OPERATIONAL -- THAT REALLY MADE 2000 A SPECIAL YEAR.

    THE TONE FOR THIS EXCEPTIONAL YEAR WAS SET BY AN INCREASE IN REVENUE FROM PRODUCT SALES OF 126% OVER 1999 TO A TOTAL OF $225 MILLION. THIS INCREASE WAS DRIVEN IN PART BY A CONTINUED STRONG PERFORMANCE OF
TIAZAC-REGISTERED TRADEMARK-, WHICH SAW ITS SHARE OF THE UNITED STATES DILTIAZEM MARKET INCREASE TO 22% AND MADE IMPRESSIVE GAINS IN CANADA. ANOTHER FACTOR IN THE COMPANY'S RECORD SALES WERE SEVERAL SIGNIFICANT PRODUCT LAUNCHES DURING THE COURSE OF THE YEAR.

    THE APPROVAL AND LAUNCH OF GENERIC VERSIONS OF ADALAT CC 30MG AND VOLTAREN XR IN THE FIRST QUARTER WAS FOLLOWED BY THE FOURTH QUARTER LAUNCH OF THE GENERIC VERSIONS OF PROCARDIA XL 60MG AND ADALAT CC 60MG. ALL FOUR PRODUCTS ARE DISTRIBUTED BY BIOVAIL'S U.S. GENERIC MARKETING PARTNER TEVA PHARMACEUTICALS USA, INC. AND RECORDED STRONG INITIAL SALES.

2000 HIGHLIGHTS

JANUARY                                 FEBRUARY                                FEBRUARY
Biovail's generic                       Phase III clinical trials are           Biovail announces acquisition of a
Cardizem-Registered Trademark- CD, a    initiated for Biovail's once-daily      120,000 sq. ft. FDA-approved cGMP
medication for the treatment of angina  controlled-release formulation of       pharmaceutical manufacturing facility
and hypertension, is launched in the    Buspirone, a treatment for generalized  in Dorado, Puerto Rico to be utilized
U.S. by the Company's marketing         anxiety disorder currently available    for the Company's expanding production
partner, Teva Pharmaceuticals. Annual   only as an immediate-release            requirements.
sales of                                three-times a day tablet.
Cardizem-Registered Trademark- CD were
in excess of $650 million.

    BIOVAIL'S PARTNER, BOOTS HEALTHCARE INTERNATIONAL LAUNCHED AN INNOVATIVE IBUPROFEN PAIN RELIEVER, NUROFEN MELTLETS, MID-YEAR IN THE UNITED KINGDOM. THIS IS THE FIRST PRODUCT DEVELOPED USING BIOVAIL'S PROPRIETARY FLASHDOSE TECHNOLOGY. MANUFACTURING REVENUE FROM THE SALES OF NUROFEN MELTLETS ADDED TO THE COMPANY'S REVENUE BASE. THE SUCCESS OF THIS PRODUCT, ALSO RECENTLY LAUNCHED IN AUSTRALIA, BODES WELL FOR THE APPLICATION OF FLASHDOSE TECHNOLOGY TO OTHER PRODUCTS.

    ANOTHER MAJOR CONTRIBUTOR TO BIOVAIL'S RECORD SALES WAS THE TREMENDOUS SUCCESS OF CRYSTAAL, THE COMPANY'S CANADIAN SALES AND MARKETING DIVISION. BOLSTERED BY AGGRESSIVE, EXPERIENCED NEW MANAGEMENT AND AN EXPANDED PRODUCT PORTFOLIO, CRYSTAAL MADE GREAT STRIDES FORWARD IN 2000. MARKET SALES EXCEEDED C$75 MILLION, MORE THAN DOUBLING THE 1999 TOTAL AND CRYSTAAL ENDED THE YEAR AS ONE OF THE FASTEST GROWING PHARMACEUTICAL COMPANIES IN CANADA.

    ACTIVITIES ALSO INCREASED IN BIOVAIL'S CONTRACT RESEARCH DIVISION OVER 40% IN 2000 COMPARED TO 1999, MAINLY DUE TO INCREASES IN BILLABLE SAMPLE STUDIES AND CLINIC BED-NIGHTS. ON THE MANUFACTURING SIDE, A NUMBER OF INITIATIVES WERE UNDERTAKEN. IN JANUARY, THE COMPANY SOLD CLONMEL HEALTHCARE, A MANUFACTURING OPERATION IN IRELAND, TO STADA ARZNEIMITTEL AG FOR $20 MILLION COMPLETING ITS DIVESTITURE OF EUROPEAN MANUFACTURING FACILITIES ACQUIRED IN THE FUISZ TRANSACTION OF THE PREVIOUS YEAR. LATER IN THE YEAR, THE COMPANY SIGNIFICANTLY EXPANDED ITS CORE MANUFACTURING CAPABILITIES THROUGH THE ACQUISITION OF A 120,000 SQUARE FOOT FDA-APPROVED, CGMP FACILITY IN DORADO, PUERTO RICO. THE NEW FACILITY IS SCHEDULED TO BE FULLY OPERATIONAL BY THE END OF 2001. IN ADDITION, THE COMPANY ANNOUNCED AN EXPANSION OF ITS MANITOBA FACILITIES. ALSO ANNOUNCED WAS AN EXPANSION OF THE COMPANY'S VIRGINIA OPERATIONS TO REFLECT ITS DESIGNATION AS BIOVAIL'S CENTRE FOR RESEARCH AND FORMULATION DEVELOPMENT, CLINICAL DEVELOPMENT AND REGULATORY AFFAIRS.

    PROGRESS ON BIOVAIL'S ANDA (GENERIC) AND NDA (BRANDED) PRODUCT PIPELINES ALSO CONTINUED THROUGHOUT THE YEAR. THREE NEW ANDA APPLICATIONS -- GENERIC VERSIONS OF ADALAT CC 90MG, PROCARDIA XL 90MG AND TEGRETOL 400MG -- WERE FILED WITH THE FDA. OTHER ANDA PRODUCTS ARE CURRENTLY UNDER DEVELOPMENT. ON THE NDA SIDE, BIOVAIL'S ONCE-DAILY FORMULATIONS OF TRAMADOL AND BUSPIRONE ENTERED PHASE III CLINICAL TRIALS. THE COMPANY ALSO COMPLETED DEVELOPMENT AND ENTERED PHASE III TRIALS OF A CONTROLLED-RELEASE FORMULATION OF CELEXA FOR THE PRODUCT'S PATENT HOLDER, H. LUNDBECK A/S. IN ADDITION, SIGNIFICANT PROGRESS WAS MADE ON PRE-CLINICAL DEVELOPMENT OF ONCE-DAILY CONTROLLED-RELEASE VERSIONS OF BUPROPRION AND METFORMIN.

FEBRUARY                      FEBRUARY                      MARCH                         MARCH
Crystaal acquires exclusive   U.S. marketing approval is    Biovail receives              U.S. marketing approval is
Canadian sales and            received for Biovail's        U.S. marketing approval for   received for Biovail's 30mg
distribution rights for the   generic version of Voltaren   a novel once-daily diltiazem  generic version of Adalat
cardio-selective beta         XR, an antiarthritic          formulation.                  CC, an antihypertensive
blocker Monocor and           medication with annual                                      medication with annual
Ampligen, a product for the   branded sales of                                            branded sales of
treatment of Chronic Fatigue  $98 million. The product is                                 $370 million (all
Immune Deficiency Syndrome.   launched immediately by                                     strengths). The product is
                              Biovail's U.S. generic                                      launched immediately by
                              marketing partner Teva                                      Biovail's U.S. generic
                              Pharmaceuticals.                                            marketing partner Teva
                                                                                          Pharmaceuticals.

    FINANCIAL INITIATIVES UNDERTAKEN DURING THE YEAR INCLUDED A PUBLIC OFFERING OF TWO MILLION COMMON SHARES RAISING APPROXIMATELY $100 MILLION, AND A CONCURRENT OFFERING OF $300 MILLION OF CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES (DUE MARCH 31, 2025) UNDERTAKEN AND COMPLETED IN MARCH. ALSO IN 2000, BIOVAIL OBTAINED ACCESS TO $300 MILLION AT FAVOURABLE RATES UNDER THE TERMS OF A REVOLVING TERM CREDIT FACILITY.

    IN SEPTEMBER, THE BOARD OF DIRECTORS APPROVED A TWO-FOR-ONE STOCK SPLIT, PROVIDING BOTH A REWARD FOR CURRENT INVESTORS AND AN INVESTMENT INCENTIVE FOR NEW INVESTORS.

    AS ALLUDED TO AT THE START OF THIS MESSAGE, THE MAIN DEVELOPMENTS OF THE PAST YEAR INCLUDED TWO EXCITING ACQUISITIONS. IN THE FOURTH QUARTER, BIOVAIL ACQUIRED THE CARDIZEM-REGISTERED TRADEMARK- LINE OF DILTIAZEM PRODUCTS FROM AVENTIS PHARMACEUTICALS INC. THE ACQUISITION OF THIS MARKET LEADING FAMILY OF PRODUCTS SUBSTANTIALLY ENHANCES BIOVAIL'S COMPETITIVE POSITION IN THE
$3.8 BILLION U.S. CALCIUM CHANNEL BLOCKER MARKET AND ALLOWS THE COMPANY TO PROCEED WITH DEVELOPMENT OF CARDIZEM-REGISTERED TRADEMARK- XL, AN IMPROVED ONCE-DAILY FORMULATION WITH EXCELLENT POTENTIAL.

    ALSO IN THE FOURTH QUARTER, BIOVAIL ANNOUNCED ONE OF THE MOST SIGNIFICANT INITIATIVES IN ITS RECENT HISTORY, THE ACQUISITION OF DJ PHARMA, INC., AN AGGRESSIVE U.S. PHARMACEUTICAL SALES AND MARKETING OPERATION WITH A STRONG INFRASTRUCTURE AND APPROXIMATELY 300 EXPERIENCED SALES PROFESSIONALS. THIS ACQUISITION MARKS THE NEXT, EXCITING PHASE OF BIOVAIL'S STRATEGIC
DEVELOPMENT -- THE ESTABLISHMENT OF A HIGH CALIBRE U.S. BRANDED PHARMACEUTICAL SALES AND MARKETING OPERATION. THIS PROVIDES DIRECT, INSTANT ACCESS TO THE LUCRATIVE AND GROWING U.S. MARKET -- THE WORLD'S LARGEST -- ALONG WITH THE OPPORTUNITY FOR THE COMPANY TO MAXIMIZE THE RETURN ON BRANDED PRODUCTS DEVELOPED THROUGH ITS NDA PIPELINE. AS AN ADDED BONUS, THE ACQUISITION OF DJ PHARMA ALSO PROVIDES THE COMPANY WITH AN ADDITIONAL REVENUE STREAM FROM THE PROMOTION AND SALE OF EXISTING IN-LICENSED PRODUCTS.

MARCH                         APRIL                         JUNE                          SEPTEMBER
Biovail completes two         Boots Healthcare              Biovail completes             U.S. marketing approval is
concurrent funding            International launches its    development of a novel        received for Biovail's 60mg
initiatives, raising          pain reliever Nurofen         controlled-release            generic version of the
approximately $400 million    Meltlets in the United        formulation of the best       angina and hypertension
(before expenses).            Kingdom. This unique form of  selling anti-depressant       medication Procardia XL,
                              ibuprofen is the first        Celexa. The product's         which had annual branded
                              product developed using       developer H. Lundbeck A/S     sales in excess of
                              Biovail's patented FlashDose  prepares the new formulation  $460 million (all
                              technology.                   for Phase III clinical        strengths). The product is
                                                            trials.                       launched immediately by
                                                                                          Biovail's U.S. generic
                                                                                          marketing partner Teva
                                                                                          Pharmaceuticals.

    THE YEAR WAS CAPPED OFF BY ANOTHER RECORD FINANCIAL PERFORMANCE. REVENUES FOR THE YEAR ENDED DECEMBER 31, 2000 INCREASED BY $136.7 MILLION, OR 79% OVER 1999, TO $309.2 MILLION. EXCLUDING CERTAIN CHARGES, NET EARNINGS, FOR THE YEAR INCREASED BY 120% TO $114.7 MILLION AND DILUTED EARNINGS PER SHARE INCREASED BY 67% TO $0.80 FROM $0.48 IN THE PREVIOUS YEAR.

    LAST, BUT FAR FROM LEAST, BIOVAIL TOOK STEPS TO SIGNIFICANTLY STRENGTHEN ITS SENIOR MANAGEMENT TEAM IN 2000. SENIOR EXECUTIVES JOINING THE BIOVAIL TEAM INCLUDE WILLIAM S. POOLE, PRESIDENT, NORTH AMERICAN PHARMACEUTICALS; BRIAN H. CROMBIE, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER AND MICHEL P. CHOUINARD, VICE PRESIDENT AND GENERAL MANAGER OF THE COMPANY'S CRYSTAAL DIVISION. ALL THREE BRING INVALUABLE EXPERTISE AND EXPERIENCE TO THE COMPANY.

    AS WE ENTER A NEW YEAR, BIOVAIL IS IN A POSITION OF UNPRECEDENTED STRENGTH AND REMAINS FIRMLY COMMITTED TO ITS CORPORATE VISION OF SUSTAINABLE GROWTH, PROFITABILITY AND LEADERSHIP IN THE PHARMACEUTICAL COMMUNITY.

    ON BEHALF OF THE BOARD, I WOULD LIKE TO EXPRESS MY APPRECIATION FOR THE CONTINUED HARD WORK AND DEDICATION OF ALL OF THE COMPANY'S EMPLOYEES AND ACKNOWLEDGE THE SUPPORT AND CONFIDENCE OF SHAREHOLDERS AS WE MOVE FORWARD TOGETHER TOWARDS OUR SHARED GOALS.

                                          SINCERELY,

                                          [/S/ EUGENE N. MELNYK]

                                          EUGENE N. MELNYK
                                          CHAIRMAN OF THE BOARD
                                          MAY 7, 2001

SEPTEMBER                     OCTOBER                       DECEMBER                      DECEMBER
Phase III clinical trials     Biovail announces             Biovail acquires the North    Biovail achieves a record
are initiated for Biovail's   acquisition of DJ Pharma, a   American rights for the       financial performance for
once-daily version of         progressive U.S. sales and    complete                      2000, with new highs
Tramadol, a medication for    marketing company with        Cardizem-Registered Trademark- achieved in revenue, net
the treatment of chronic      approximately 300             product line from Aventis     earnings and earnings per
pain.                         pharmaceutical sales          Pharmaceuticals.              share (before charges).
                              professionals across the      Cardizem-Registered Trademark-
                              country. This provides the    is the world's best selling
                              Company with an established   diltiazem product and this
                              full scale U.S. direct sales  acquisition significantly
                              division.                     enhances the Company's
                                                            position in the
                                                            multi-billion dollar calcium
                                                            channel blocker market.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT
                               OPERATIONAL REPORT

    BIOVAIL CORPORATION IS A FULLY INTEGRATED PHARMACEUTICAL COMPANY DEDICATED TO THE CONCEPT OF MEDICINE IN MOTION -- THE SCIENTIFIC AND TECHNOLOGICAL ADVANCEMENT OF MEDICATIONS FOR THE TREATMENT OF CHRONIC MEDICAL CONDITIONS AND THE SUCCESSFUL COMMERCIALIZATION OF THESE SUPERIOR PHARMACEUTICAL PRODUCTS.

CONTROLLED-RELEASE EXPERTISE

    THE COMPANY'S CORE TECHNOLOGICAL EXPERTISE LIES IN THE AREA OF CONTROLLED-RELEASE DRUG DELIVERY TECHNOLOGY. AS A PIONEER IN THIS DEMANDING AND DYNAMIC FIELD, BIOVAIL HAS DEVELOPED SEVERAL ADVANCED PROPRIETARY DRUG DELIVERY TECHNOLOGY PLATFORMS.

    These technologies are applied to select drug compounds to produce once-daily controlled-release products that offer significant clinical advantages over existing products. The therapeutic benefits of once-daily controlled-release products include more predictable drug delivery throughout the day, resulting in improved therapeutic efficacy and reduced side effects; and a reduced dosage schedule, improving patient convenience and compliance.

    Despite the proven clinical benefits, controlled-release technology has traditionally been difficult to develop and, as a result, significantly fewer controlled-release products have been introduced leaving a definite need in the international medical community for Biovail's controlled-release technological capability. By focusing its scientific resources on controlled-release technology from its inception, Biovail has developed considerable expertise and experience in this area, allowing it to capitalize on key opportunities.

    Through a focused strategy, which included the acquisition of Fuisz Technologies Ltd. in 1999, the Company has continued to add to its scientific expertise in drug delivery technologies. Today, Biovail is recognized as a world leader in the controlled-release pharmaceutical marketplace (estimated at $8 billion plus in the U.S. alone), with a number of proprietary synergistic technologies, including CONSURF-Registered Trademark-,
CEFORM-Registered Trademark-, SHEARFORM-Registered Trademark-, Enhanced Absorption and FlashDose. Each of these can be applied to a large number of existing leading drug products and high potential candidates. The Company currently has a number of controlled-release products at advanced stages of development within its product pipeline.

    Biovail's strategy has been to develop unique once-daily versions of successful multiple daily dose products, as well as more affordable generic versions of existing branded once-daily medications whose patents have expired. Examples of the implementation of this strategy include the international success of Tiazac-Registered Trademark-, Biovail's proprietary once-daily calcium channel blocker diltiazem, and a strong, growing portfolio of generic products for the treatment of a variety of chronic conditions. The Company has now expanded its focus, complementing its scientific and technological abilities with North America-wide sales and marketing capabilities.

A DYNAMIC PRODUCT PORTFOLIO

    BIOVAIL CURRENTLY HAS COMMERCIALIZED MORE THAN 20 PHARMACEUTICAL PRODUCTS IN THE U.S., CANADA AND MORE THAN 55 COUNTRIES AROUND THE WORLD. IN 2000, THE COMPANY SIGNIFICANTLY EXPANDED ITS PORTFOLIO WITH THE LAUNCH OF NEW PRODUCTS IN BOTH THE BRANDED, OR NEW DRUG APPLICATION (NDA), AND GENERIC, OR ABBREVIATED
NEW DRUG APPLICATION (ANDA) CATEGORIES.

    These products are both marketed directly by Biovail and its sales operations, as well as through strategic marketing partnerships with leading pharmaceutical companies in key markets. Major marketing partners currently include Forest Laboratories Inc. and Teva Pharmaceuticals USA, Inc. in the
U.S. The Company also has marketing agreements with a further 25 pharmaceutical companies around the world.

    Product sales reached record levels during the year, generating revenues in excess of $225 million.

    Tiazac-Registered Trademark-, the Company's flagship product, continued to lead the way, achieving a 22% share of the lucrative U.S. diltiazem market, as well as steady sales growth in Canada. Total Canadian retail sales of Tiazac-Registered Trademark- in 2000 equated to approximately C$26 million.

    Biovail significantly expanded its NDA portfolio in 2000 with the acquisition of the Cardizem-Registered Trademark- product line from Aventis Pharmaceuticals Inc. Cardizem-Registered Trademark- is a market leading branded diltiazem indicated for the treatment of hypertension and angina. The best product in this line, Cardizem-Registered Trademark- CD, is a market leader in the U.S. with more than 13 million prescriptions written in 2000. Total North American sales for the line, which also includes Cardizem-Registered Trademark-CD, Cardizem-Registered Trademark- SR and injectable products, were approximately $240 million in 2000.

    The addition of this family of highly successful products solidifies Biovail's position as a leading player in the $3.5 billion U.S. calcium channel blocker market. The acquisition of the Cardizem-Registered Trademark- brand also allows the Company to add value to its therapeutically superior once-daily diltiazem product currently in late stages of development. This product is expected to be launched as Cardizem-Registered Trademark- XL.

    Biovail's generic portfolio also showed significant sales growth in 2000, fueled by a number of exciting product launches. New ANDA products launched in the U.S. in 2000 include generic versions of Cardizem-Registered Trademark- CD (a medication for hypertension and angina), Voltaren XR (an antiarthritic), Adalat CC (an antihypertensive) and Procardia XL (a medication for hypertension and angina). All new products made an immediate impact on their respective markets. Particularly encouraging were the performances of Biovail's generic Voltaren XR, which by year-end had achieved market share in excess of 50%, and the 30mg dosage of generic Adalat CC, which had gained a 26% share of the total market for these products. Both products are marketed by Biovail's U.S. generic marketing partner Teva Pharmaceuticals USA, Inc.

    In addition to marketing its own products, Biovail also generates revenue through the licensing of products and technologies to select pharmaceutical companies. In mid 2000, the first product utilizing Biovail's patented FlashDose technology was launched in the U.K. by Boots Healthcare International. The product is a unique new formulation of ibuprofen marketed under the Nurofen brand, the U.K.'s best selling pain reliever. Called Nurofen Meltlets, this formulation is designed to "melt in the mouth" and can be taken anywhere, without water. Initial sales have exceeded original expectations and the product has subsequently been launched in Australia. The success of Nurofen Meltlets, which is manufactured by Biovail, is a validation of the scientific and commercial potential of the Company's FlashDose technology.

CANADIAN SALES SUCCESS

    A SIGNIFICANT SOURCE OF REVENUE FOR BIOVAIL IS THROUGH DIRECT SALES OF ITS OWN AND IN-LICENSED PHARMACEUTICAL PRODUCTS. CRYSTAAL, THE COMPANY'S CANADIAN SALES DIVISION MARKETS A SELECT PORTFOLIO OF PRODUCTS TO THE COUNTRY'S HEALTH PROFESSIONALS. KEY PRODUCTS IN CRYSTAAL'S PORTFOLIO INCLUDE
TIAZAC-REGISTERED TRADEMARK-, THE THROMBOLYTIC AGENT RETAVASE AND THE ADVANCED ANTIDEPRESSANT CELEXA.

    Crystaal's portfolio was expanded in the past year through the acquisition of exclusive Canadian marketing rights to Ampligen for the treatment of Chronic Fatigue Immune Deficiency Syndrome and the cardio-selective beta-blocker Monocor, indicated for mild to moderate hypertension. Crystaal markets six products, and a number of new products currently in the approval or late development stage are scheduled to be added within the next two years.

    In many ways, 2000 marked a breakthrough year for Crystaal. Key marketing relationships were expanded, especially in cardiology, and an efficient distribution network established. Market revenues for the year reached
C$75 million, an increase of more than 180% from 1999. This increase in sales is especially impressive when compared to the 10% industry sales growth average in Canada.

    In fact, Crystaal is one of the top 20 pharmaceutical companies in Canada according to sales rankings and is one of the fastest growing Canadian branded pharmaceutical companies -- a feat achieved within five years of its formation. Led by a dynamic new management team, Crystaal is pursuing an aggressive growth strategy with a target of C$200 million in market revenues by the end of 2003.

A BOLD STEP FORWARD

    IN THE FOURTH QUARTER OF 2000, BIOVAIL ACQUIRED DJ PHARMA, A PRIVATELY HELD U.S.-BASED SPECIALITY PHARMACEUTICAL SALES AND MARKETING OPERATION. THIS ACQUISITION MARKED BOTH THE LARGEST SINGLE EXPANSION IN THE COMPANY'S HISTORY AND A MAJOR COMMITMENT TO ITS FUTURE DIRECTION AND PROSPERITY.

    At the time of acquisition, DJ Pharma employed approximately 300 experienced pharmaceutical sales representatives detailing health professionals and institutions across the U.S., and had built a solid reputation as an aggressive, successful and rapidly expanding marketing operation. In addition to a trained, experienced sales force, Biovail gained invaluable management expertise, a U.S.-wide marketing infrastructure and a revenue stream from existing in-licensed products from leading international pharmaceutical companies including Schering-Plough Corporation, Eli Lilly & Company and Abbott Laboratories.

    This acquisition enabled Biovail to quickly and efficiently establish a high calibre U.S. pharmaceutical marketing division to complement Crystaal in the Canadian market.

    Subsequently integrated into the Company as Biovail Pharmaceuticals, Inc., this new operation moves the Company closer to a means of maximizing the revenue and profit potential of branded products developed through the Company's NDA pipeline.

    The Company's objective is to continue to build Biovail Pharmaceuticals through the strategic expansion of the sales personnel and resources required to optimize the significant opportunities offered by the lucrative and growing
U.S. pharmaceutical market and Biovail's expanding product portfolio.

BUILDING FOR SUCCESS

    A KEY COMPONENT OF BIOVAIL'S FUTURE SUCCESS IS THE ONGOING STRENGTH OF ITS PRODUCT PIPELINES. AS SUCH, THE COMPANY CONTINUES TO DEVOTE THE NECESSARY RESOURCES TO RESEARCH AND DEVELOPMENT. BIOVAIL CURRENTLY HAS STATE-OF-THE-ART R&D FACILITIES IN THE U.S., CANADA AND IRELAND AND EMPLOYS LEADING EXPERTS ON CONTROLLED-RELEASE DRUG DELIVERY TECHNOLOGY.

    Biovail continues to move products through both its ANDA and NDA product pipelines. At year-end, the Company had a number of ANDA products awaiting approval or in late stage development. In addition, three additional ANDA products were filed for approval with the U.S. Food and Drug Administration in the first week of 2001. These include generic versions of Adalat CC 90mg, Procardia XL 90mg and the anti-epileptic medication Tegretol in a 400mg dosage.

    The Company also maintains a productive pipeline of NDA, or branded, products. Biovail's strategy in this area is to target successful medications in key chronic conditions that are currently available in immediate-release, multiple daily dose form and develop proprietary once-daily formulations which offer therapeutic advantages over the currently marketed products.

    Among the NDA products in advanced, or Phase III, clinical trials are once-daily controlled-release formulations of tramadol, a leading product for the treatment of moderate to moderately severe pain syndromes, and a once-daily controlled-release version of buspirone, used in the treatment of generalized anxiety disorders. The Company is also in late stage development of three additional novel once-daily products for hypertension/angina, attention deficit and hyperactivity disorder, and diabetes.

    Also in 2000, Biovail completed its development of a novel controlled-release formulation of the advanced anti-depressant Celexa for H. Lundbeck A/S, the developer of the product. Belonging to a new class of medications called selective serotonin reuptake inhibitors, or SSRI's, Celexa is sold around the world and has been the best selling anti-depressant in eight countries. H. Lundbeck A/S has initiated Phase III trials with the new formulation. Biovail has world-wide manufacturing rights and will generate revenues from future sales of this product upon commercialization.

INTEGRATED SERVICES

    AS PART OF ITS INTEGRATED STRATEGY, BIOVAIL OPERATES SIGNIFICANT AND SUCCESSFUL CONTRACT RESEARCH AND MANUFACTURING OPERATIONS.

    Based in Toronto, Biovail's Contract Research Division (CRD) provides bioanalytical, biopharmaceutic and statistical analysis services, as well as the services of two fully equipped live-in study clinics, to the pharmaceutical industry. The division also provides similar services to Biovail.

    The Contract Research Division operated at record levels in 2000, recording an increase in excess of 40% in bed nights and sample analysis.

    In the first quarter of 2000, the Company significantly expanded its manufacturing capabilities with the acquisition of a fully FDA approved cGMP pharmaceutical manufacturing plant in Dorado, Puerto Rico from McNeil Pharmaceuticals, a division of Johnson and Johnson, Inc.

    The new 120,000 square foot Dorado plant is expected to be fully operational by the end of 2001 and joins the Company's existing 23,000 square foot manufacturing facility in Carolina, Puerto Rico and a state-of-the-art 75,000 square foot plant in Manitoba, Canada. This addition provides Biovail with the capacity to meet anticipated future demands for the manufacture of its own and in-licensed products.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT
                               PRODUCT PORTFOLIO

PRODUCT                 INDICATION                         PARTNER STATUS                  CURRENT STATUS
-------                 ----------                         --------------                  --------------
BRANDED
DEVELOPMENTAL
PORTFOLIO
BUSPIRONE         (1)   Anxiety, Depression                Partnering Opportunity          Phase III
BUPROPION         (1)   Depression, Smoking Cessation      Partnering Opportunity          Under Development
METFORMIN         (1)   Diabetes                           Partnering Opportunity          Under Development
TRAMADOL          (1)   Chronic Pain                       Partnering Opportunity          Phase III
CITALOPRAM        (1)   Depression                         H. Lundbeck A/S                 Phase III
CARDIZEM-REGISTERED TRADEMARK- Hypertension/Angina         Partnering Opportunity          Approved
  XL     (1)

BIOVAIL
  PHARMACEUTICALS
KEFTAB            (3)   Skin and Soft Tissue Infections    Eli Lilly & Company             Commercialized
CEDAX             (3)   Respiratory Infections             Schering-Plough Corporation     Commercialized
RONDEC            (3)   Respiratory/Allergy                Abbott Laboratories             Commercialized
DURA-VENT         (3)   Respiratory/Allergy                Elan Corportion plc.            Commercialized

CRYSTAAL PRODUCTS
TIAZAC-REGISTERED TRADEMARK-          (1)(2) Hypertension, Angina N/A                      Commercialized
RETAVASE           (3)  Acute Myocardial Infarction        Centocor, Inc.                  Commercialized
CELEXA           (3)(5) Depression                         Lundbeck Canada Inc.            Commercialized
BREXIDOL           (3)  Acute Pain                         Chiesi Farmaceutici S.p.A.      Commercialized
CARDIAC STATUS    (3)   Diagnosis of Myocardial            Spectral Diagnostics Inc.       Commercialized
                          Infarction
MONOCOR          (3)    Hypertension, "C.H.F."             Wyeth Ayerst Canada Inc.        Commercialized
CORLOPAM        (3)(4)  Hypertension                       Elan Corporation plc.           Under Development
ATTENADE         (3)(4) Attention Deficit-Hyperactivity    Celgene Corporation             Phase III
                          Disorder
AMPLIGEN        (3)(4)  Chronic Fatigue Syndrome           Hemispherx Biopharma, Inc.      Under Development
FIBROSTAT         (3)(4) Surgical Scars and Burns          Procyon BioPharma Inc.          Under Development

GENERIC PRODUCTS
TRENTAL            (1)  Peripheral Vascular Disease        Teva Pharmaceuticals USA Inc.   Commercialized
CARDIZEM-REGISTERED TRADEMARK- Hypertension/Angina         Teva Pharmaceuticals USA Inc.   Commercialized
  CD     (1)
VERELAN          (1)(3) Hypertension/Angina                Teva Pharmaceuticals USA Inc.   Commercialized
VOLTAREN XR       (1)   Arthritis                          Teva Pharmaceuticals USA Inc.   Commercialized
ADALAT CC      (1)(3)   Hypertension/Angina                Teva Pharmaceuticals USA Inc.   Commercialized
PROCARDIA XL      (1)   Hypertension/Angina                Teva Pharmaceuticals USA Inc.   Commercialized
DILACOR XR        (1)   Hypertension/Angina                Teva Pharmaceuticals USA Inc.   Regulatory Review
TEGRETOL           (1)  Epilepsy                           Teva Pharmaceuticals USA Inc.   Regulatory Review

-------------

(1) Developed by Biovail.

(2) Tiazac-Registered Trademark- is also promoted and distributed in the U.S. by Biovail's licensee Forest Laboratories Inc.

(3) In-licensed from partner.

(4) Being developed by a Biovail partner.

(5) Co-promoted with Lundbeck Canada Inc.

N.B. Biovail has also developed 11 additional products that have been successfully commercialized by various licensee in numerous world markets.

                                   [GRAPHIC]

    Biovail's PERFORMANCE during 2000 was highlighted by significant financial accomplishments including RECORD REVENUES and earnings fueled by increased product sales and income from research and development, contract research and manufacturing operations. These ACCOMPLISHMENTS combined with acquisitions of a U.S. sales and marketing organization and an internationally successful pharmaceutical product line position the Company for future, SUSTAINABLE GROWTH.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
                 (ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS)

    THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A") SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES. AS OF JANUARY 1, 2000, WE BEGAN TO PREPARE AND REPORT OUR CONSOLIDATED FINANCIAL STATEMENTS AND OUR MD&A IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP"). PRIOR TO THE CURRENT YEAR, WE PREPARED AND REPORTED OUR CONSOLIDATED RESULTS IN ACCORDANCE WITH CANADIAN GAAP. AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MD&A IN U.S. DOLLARS AND IN ACCORDANCE WITH CANADIAN GAAP ARE MADE AVAILABLE TO ALL SHAREHOLDERS AND FILED WITH VARIOUS REGULATORY AUTHORITIES.

    Our decision to provide U.S. GAAP consolidated financial results was driven by our desire to make it easier for the majority of our shareholders to assess our financial performance by using accounting rules that are more familiar to these shareholders. This presentation is also consistent with the presentation of financial results of most of our industry customers and competitors.

    Pursuant to shareholder consent, our common shares twice split on a 2 for 1 basis during 2000, first in January and again in October. All share and per share amounts in this MD&A, and in the audited consolidated financial statements, have been retro-actively adjusted to give effect to the stock splits.

OVERVIEW

    During 2000, through strategic business acquisitions and internal growth, we made significant progress towards becoming a fully integrated pharmaceutical company, while maintaining our focus on the development of drugs utilizing our advanced controlled-release, rapid dissolve, enhanced absorption and taste masking technologies. Our successes during the year include the completion of securities offerings that raised gross proceeds of approximately $400 million, and provided the necessary capital to pursue our growth strategy. Our acquisition of DJ Pharma, Inc. ("DJ Pharma"), gives us a base of product revenues, and an experienced pharmaceuticals sales force and infrastructure in the United States to complement our Crystaal sales and marketing operation in Canada. Our combined North American sales force will be engaged in the marketing, promotion and distribution of our existing proprietary and in-licensed products, as well as DJ Pharma's product portfolio and the Cardizem-Registered Trademark- product line that we purchased from Aventis Pharmaceuticals Inc. ("Aventis"). In the future, we intend to direct market the branded products that are currently in our development pipeline, the potential of which we are now able to fully exploit following our acquisition of Intelligent Polymers Limited ("Intelligent Polymers").

    Our revenues are derived from sales of pharmaceutical products, providing research and development services, and from royalties and license fees. Product sales include sales of products developed and manufactured by us for our licensees, direct marketing in Canada and the United States of proprietary and in-licensed products, and revenue derived from product co-promotion. Research and development revenues relate to product development activity on behalf of third parties, and pharmaceutical contract research services. Royalties primarily arise on sales of the products we developed. License fees are derived from the license of our technologies or product rights.

    The following MD&A reflects the adoption of the Securities and Exchange Commission's ("SEC"), Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", retroactively applied to January 1, 2000, as required. Accordingly, we have changed our revenue recognition accounting policy for up-front research and development, product license and certain other fees. Historically, we had recognized these fees as revenue when all the conditions to payment had been met, and there were no further performance contingencies or conditions to our receipt of payment. These fees were generally not creditable against future payments. At January 1, 2000, the cumulative effect of the change in accounting principle on prior years resulted in a charge of $43.5 million, which is included in the net loss for the period. Of this amount, $9.3 million is included in revenue for the period. The remaining cumulative effect adjustment has been recorded as deferred revenue. Pro forma total revenues for 1999 and 1998, assuming that SAB 101 had been applied retroactively to January 1, 1998, would have been $161.1 million and $97.7 million, respectively.

BUSINESS ACQUISITIONS

2000 ACQUISITIONS

INTELLIGENT POLYMERS

    In July 1997, we formed Intelligent Polymers to fund the development of once-daily controlled-release branded generic products for chronic disease states, such as anxiety, depression, pain management, and diabetes. In September 1997, we concluded a development and license agreement with Intelligent Polymers, whereby we would develop the products on their behalf. Through an initial public offering in October 1997, Intelligent Polymers raised net proceeds of $69.5 million that were used to make payments for our development activities, which included formulation development, toxicology studies, clinical testing, and the pursuit of regulatory approvals.

    In December 1999, we exercised our option to acquire the rights to the generic version of Procardia XL, that we developed on behalf of Intelligent Polymers, for $25 million. As required under GAAP, the right to Procardia XL was written-off as acquired research and development in 1999 since at the time of acquisition the product had not received regulatory approval from the U.S. Federal Drug Administration ("FDA"), and had no alternative future use.

    We, as holder of all the special shares of Intelligent Polymers, had an option to purchase all of Intelligent Polymers' common shares at pre-established prices on or before September 30, 2002. On September 29, 2000, we sold all of our special shares of Intelligent Polymers to IPL Acquireco 2000 Ltd. ("IPL Acquireco"), in exchange for 12,000 non-voting common shares of IPL Acquireco, valued at $12,000. In addition, we invested $141.5 million in non-voting
Class A shares of IPL Acquireco. On the same date, IPL Acquireco, as holder of the special shares of Intelligent Polymers, consummated the purchase of all the issued and outstanding common shares of Intelligent Polymers and thereby Intelligent Polymers became a wholly-owned subsidiary of IPL Acquireco. Following its acquisition by IPL Acquireco, Intelligent Polymers took over the development of its products, including directly contracting with, and making payments to, third parties.

    On December 29, 2000, we exercised our option to purchase all the voting common shares of IPL Acquireco for a total redemption price of $6.8 million. Upon the acquisition of IPL Acquireco, we repaid the bank credit facility of Intelligent Polymers, which amounted to $56.6 million. Accordingly, the total consideration for the acquisition of IPL Acquireco, including the value of the Class A and special shares, was $204.9 million. Included in the net liabilities of Intelligent Polymers assumed, was the right to a cardiovascular product valued at $5 million.

    As a result of this transaction, we recorded a charge for acquired research and development of $208.4 million, as required under GAAP. At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility, and had no known alternative uses. The efforts required to complete the products in development include the completion of the development stages of the products, clinical-trial testing, FDA approval, and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. At the date of acquisition, none of the products had been submitted for approval with the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, we will not receive any benefits unless regulatory approval is obtained.

CARDIZEM-REGISTERED TRADEMARK- PRODUCTS

    On December 28, 2000, we acquired the North American rights to the Cardizem-Registered Trademark- product line (the "Cardizem-Registered Trademark-Products") from Aventis. Cardizem-Registered Trademark- is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. We acquired all the intangible assets associated with the products including the patents, regulatory files, trademarks, manufacturing know-how, copyrights and other intellectual property. We will pay Aventis total consideration of $409.5 million, of which $239.5 million was paid at closing. The remaining
$170 million will be paid equally over the four quarters of 2001, and has been appropriately discounted for valuation purposes. We obtained beneficial rights to and interest in the Cardizem-Registered Trademark- Products effective December 31, 2000, and will obtain full legal rights and title on December 31, 2001. Accordingly, we will begin to recognize the financial benefits of this acquisition in 2001. The acquisition of the Cardizem-Registered Trademark- Products has been accounted for under the purchase method. The purchase price has been allocated entirely to intangible assets, which will be amortized over their estimated useful lives of twenty years.

    This acquisition gives us a well-established brand name and is expected to contribute to our growth strategy in a number of ways, such as:

    - We expect the acquisition of the Cardizem-Registered Trademark- Products to generate incremental product sales revenue of approximately
      $140 million to $160 million in 2001, a level that reflects the decline in sales of the Cardizem-Registered Trademark- brand following genericization in 1999

    - We have expanded our portfolio of products offered in both Canada and United States, which in turn reduces our reliance on any particular product

    - We intend to capitalize on the competitive advantage of the
      Cardizem-Registered Trademark- brand name by attaching it to our improved once-daily diltiazem product, to be named
      Cardizem-Registered Trademark- XL, which is expected to be launched in
      2002

    - We believe this acquisition effectively leverages our existing sales and marketing infrastructure in Canada through Crystaal, and in the United States through DJ Pharma

    In order to achieve an orderly changeover of the Cardizem-Registered Trademark- Products from Aventis to ourselves, we have entered into a number of transitional agreements with Aventis. Aventis will continue to manufacture, supply and provide distribution services for a specified period.

DJ PHARMA (RENAMED BIOVAIL PHARMACEUTICALS INC.)

    On October 6, 2000, we acquired DJ Pharma, a pharmaceutical sales and marketing company with approximately 300 sales representatives. DJ Pharma was organized to market and sell patented and branded generic prescription pharmaceutical products for the treatment of respiratory and allergy conditions, and for skin and soft tissue infections. DJ Pharma obtained the rights to the Keftab, Dura-Vent and Rondec product lines from Dura Pharmaceuticals, Inc. ("Dura"), and has the exclusive rights to sell and market Schering Corporation's antibiotic Cedax in the United States. The purchase price was $165.1 million including costs of acquisition, plus the assumption of $34.2 million of debt. We have accounted for the acquisition of DJ Pharma under the purchase method. The net assets of DJ Pharma acquired included a provision for restructuring costs of $1.6 million, including $1.3 million for the termination of employees. The assets, liabilities, revenue and expenses of DJ Pharma have been included in our consolidated financial statements since October 6, 2000.

    As a result of this acquisition, we obtained the rights to the Keftab, Dura-Vent, Rondec and Cedax products valued using a income approach at $130.5 million, which will be amortized over their estimated useful lives of ten or twenty years. We also obtained a trained workforce and infrastructure that has been valued using a cost approach at $5.2 million, with an expected useful life of six years. Goodwill arising on the acquisition of DJ Pharma was valued at $70.5 million, and will be amortized over its estimated useful life of twenty years. Subsequent to the acquisition date, we agreed with Dura to repay the debt assumed and to settle all remaining license obligations. In doing so we obtained full ownership of the Dura-Vent and Rondec product lines, and were assigned the license to the Keftab product line.

    The acquisition of DJ Pharma was significant to our strategy of becoming a fully integrated pharmaceutical company. Prior to the acquisition of DJ Pharma, we had no direct access to the United States market and were reliant on our marketing partners. With the acquisition of DJ Pharma we are strengthened in a number of ways, such as:

    - We obtained an existing sales force to complement our Canadian Crystaal operation, thereby giving us direct control over our marketing efforts throughout North America

    - We gained immediate access to an existing revenue stream from DJ Pharma's portfolio of products

    - We enhanced the value of our branded product pipeline through our ability to direct market, and thereby retain a larger percentage of the profit

    - We have greater ability to in-license and market products for third parties

    - We have increased our bargaining power in the out-licensing of products

    In short, this acquisition dramatically enhances the value of our product pipeline and provides an infrastructure upon which we can expand and grow to meet our increasing portfolio of products. In fact, we see a near term need to expand the DJ Pharma sales force to capitalize on the acquisition of the Cardizem-Registered Trademark- Products, particularly once we begin to market our Cardizem-Registered Trademark- XL product in 2002.

1999 ACQUISITION

FUISZ TECHNOLOGIES LTD. (RENAMED BIOVAIL TECHNOLOGIES LTD.)

    On November 12, 1999, we acquired Fuisz Technologies Ltd. ("Fuisz") in order to enhance our available drug delivery technologies. Fuisz is engaged in the development, manufacturing and commercialization of a wide range of drug delivery, nutraceutical and food ingredient products utilizing its proprietary CEFORM-Registered Trademark-, SHEARFORM-Registered Trademark- and other drug delivery technologies ("FlashDose").

    The total consideration paid for Fuisz consisted of $75.6 million in cash, and common shares worth $88.2 million. In addition, we incurred costs related to the acquisition of $7.3 million in 1999, and an additional $17.3 million in 2000. We accounted for the acquisition of Fuisz as a step acquisition under the purchase method. The net assets of Fuisz acquired included a provision for restructuring costs of $13.6 million, including $11.3 million for the settlement of contracts, and $1.3 million for the termination of employees. Certain operations of Fuisz were not considered strategic to our business plans, and accordingly were sold. We did not recognize any gain or loss on these transactions, because these operations were included at fair value in the purchase price allocation on November 12, 1999.

    In our 1999 consolidated financial statements, we recognized a $58.4 million equity loss reflecting our 49% equity interest in the results of Fuisz for the period from September 4, 1999, the date we acquired significant influence, to November 12, 1999, the date we acquired control, which included a $56.8 million charge for acquired research and development. The assets, liabilities, revenue and expenses of Fuisz have been included in our consolidated financial statements since November 12, 1999.

    Under GAAP, the acquisition of Fuisz resulted in a total charge of $137.5 million for acquired research and development. As at the date of acquisition, Fuisz was involved with seventeen product development projects, which were in various stages of completion, none of which had received regulatory approval, and were considered to have no alternative future use other than for the therapeutic indications for which they were being developed. Accordingly, the technological feasibility of the projects was not established at the acquisition date and was considered to be research and development. The work remaining to complete the products in development involved on-going formulation, bioequivalency, safety and efficacy studies and the submission of regulatory filings to seek marketing approvals. The principal risks relating to the acquired technology were the outcomes of such clinical trials and our ability to negotiate acceptable commercial terms with the pharmaceutical companies developing the products. As pharmaceutical products cannot be marketed without regulatory approvals, we will not receive any benefits from these products unless this approval is obtained.

    In April 2000, one of the products under development at the time of acquisition received approval from the Medical Control Agency in the United Kingdom. The product, a FlashDose form of ibuprofen, represents the first commercial introduction of a product utilizing the Fuisz drug delivery technology. We are manufacturing the product, under the name Nurofen Meltlets, for Boots Healthcare International.

RESULTS OF OPERATIONS

    Total revenue in 2000 was $309.2 million, an increase of 79% from $172.5 million in 1999 which, in turn, was 54% higher than 1998 total revenue of $111.7 million. The net loss in 2000 was $148.0 million, or a diluted loss per share of $1.16, compared to the 1999 net loss of $110.0 million, or a diluted loss per share of $1.07, and the 1998 net income of $41.6 million, or diluted earnings per share of $0.38.

    The results for 2000 include charges of $208.4 million for acquired research and development, as a result of the acquisition of Intelligent Polymers, $20.0 million for the premium paid to extinguish our 10 7/8% U.S. Dollar Senior Notes (the "Senior Notes"), and $43.5 million for the cumulative effect of the adoption of SAB 101, offset by $9.3 million of the cumulative effect adjustment recognized in 2000 revenue. The results for 1999 include a charge of $105.7 million for acquired research and development, arising from the Fuisz acquisition and the purchase of Procardia XL from Intelligent Polymers, an equity loss in Fuisz of $58.4 million, and a net gain on the disposal of long-term investments of $1.9 million. Excluding the effects of these charges, net income and diluted earnings per share for 2000 would have been $114.7 million and $0.80, respectively, and net income and diluted earnings per share for 1999 would have been $52.2 million and $0.48, respectively. Excluding the effects of these charges, net income and diluted earnings per share increased by 120% and 67%, respectively for 2000 compared to 1999, and by 25% and 26%, respectively for 1999 compared to 1998.

    Overall, our growth in 2000 was driven by the contribution from a number of new products in our generic portfolio, the inclusion of DJ Pharma from October 6, 2000, and increased research and development activities undertaken for Intelligent Polymers prior to September 29, 2000. We experienced a decrease in royalty and licensing revenues in 2000 compared to 1999 due to a decline in licensing activity, as we implemented our strategy to direct market our branded products through our sales and marketing operations. Our growth in 1999 was attributable to higher Tiazac-Registered Trademark- sales and the launch of four products in Canada, more research and development work done of behalf of third parties and Intelligent Polymers, and increased licensing activity.

REVENUE

    The following table displays, for each year indicated, the percentage of each source of revenue to total revenue, and the percentage change in the dollar amount of each source and the total as compared to the prior year.

                                                                                                              PERCENTAGE
                                                                  YEAR ENDED                                    CHANGE
                                        ---------------------------------------------------------------   -------------------
                                               2000                  1999                  1998
                                        -------------------   -------------------   -------------------     1999       1998
                                         $000S        %        $000S        %        $000S        %       TO 2000    TO 1999
                                        --------   --------   --------   --------   --------   --------   --------   --------
Product sales........................   224,996       72       99,526       58       69,154       62        126%        44%
Research and development.............    66,834       22       48,232       28       30,891       28         39%        56%
Royalty and licensing................    17,340        6       24,706       14       11,612       10        (30)%      113%
                                        -------      ---      -------      ---      -------      ---
Total revenue........................   309,170      100      172,464      100      111,657      100         79%        54%
                                        =======      ===      =======      ===      =======      ===        ===        ===

PRODUCT SALES

    In 2000, product sales were $225.0 million, compared to $99.5 million in 1999, and $69.2 million in 1998. Product sales comprised 72% of total revenue in 2000, compared to 58% and 62% in 1999 and 1998, respectively.

                                   [GRAPHIC]

    The 126% increase in product sales in 2000 compared to 1999, was due to the combination of further market penetration of our Tiazac-Registered Trademark-brand, several successful generic product launches, and the incremental revenues from sales of DJ Pharma's product portfolio since October 6, 2000. Sales of our principal product Tiazac-Registered Trademark-, in the United States and Canada, increased by 23% in 2000 compared to 1999, however as a percentage of total product sales, Tiazac-Registered Trademark- declined to 38% in 2000 from 70% in 1999, as sales of our generic products and the inclusion of DJ Pharma have reduced our dependence on this product. The growth in our generic product sales was a combination of increased market share of products launched in 1999 including our generic versions of Cardizem CD, Trental and Verelan, and new product launches this year including our generic versions of Voltaren XR, Adalat CC and Procardia XL. Our generic products are sold through our marketing partner, Teva Pharmaceuticals USA, Inc. ("Teva"). Teva launched our generic version of Voltaren XR in February 2000, following receipt of FDA approval. Adalat CC 30 mg dosage was launched in March 2000, which was six months earlier than scheduled as we had acquired the exclusive marketing rights to Elan Corporation, plc's ("Elan") version of the drug in October 1999. In
September 2000, we obtained final FDA approval for Procardia XL 60 mg dosage, and in December 2000, our Adalat CC 60 mg dosage was approved by the FDA. Teva immediately launched both of these products. In total, our sales of generic products increased by 265% over 1999, and represented approximately 40% of total product sales in 2000, compared to approximately 25% in 1999.

    Product sales in 1999 increased by 44% compared to 1998, attributable to strong sales of Tiazac-Registered Trademark- in the United States, through our marketing partner Forest Laboratories Inc. ("Forest"), the launch of our generic versions of Cardizem-Registered Trademark- CD, Trental and Verelan, and the additions of Brexidol, Retavase, Celexa and Cardiac STATus to the Crystaal portfolio.

RESEARCH AND DEVELOPMENT

    Research and development revenues were $66.8 million in 2000, compared to $48.2 million in 1999, and $30.9 million in 1998. Research and development activities comprised 22% of total revenue in 2000, compared to 28% in both 1999 and 1998.

    Research and development revenues increased by 39% in 2000 over 1999 which, in turn, were 56% higher than in 1998. The increase over the past two years came largely from services rendered to Intelligent Polymers, which expanded as certain of the products under development advanced from the formulation development stage to scale-up, and into clinical trials. After September 29, 2000, Intelligent Polymers took over the development of its products, and accordingly we did not earn any revenue from Intelligent Polymers in the fourth quarter of 2000. We earned revenue of $52.9 million from Intelligent Polymers for the period ended September 29, 2000, and $29.0 million and $8.5 million for 1999 and 1998, respectively. We also experienced year over year increases in performance from our contract research facility, measured in terms of patient bed nights and blood samples analyzed. We also have agreements with Teva, covering the development of certain generic oral controlled-release products, and with H. Lundbeck A/S, for a controlled-release formulation of the anti-depressant Citalopram.

ROYALTY AND LICENSING

    Royalty and licensing activities generated revenues of $17.3 million, $24.7 million and $11.6 million, in 2000, 1999 and 1998, respectively. Royalty and licensing revenues comprised 6%, 14% and 10% of total revenue in 2000, 1999 and 1998, respectively.

    The 30% decline in royalty and licensing revenue in 2000 compared to 1999, and conversely the 113% increase from 1998 to 1999, was mainly due to licensing agreements entered into in 1999 with Mylan Pharmaceutical Inc. and Stada Arzneimittel AG covering Verelan and Viazem, respectively. Royalty income increased to $14.5 million in 2000, compared to $9.3 million and $10.5 million in 1999 and 1998, respectively. In the years presented, most of our royalties were derived from sales of Tiazac-Registered Trademark- to Forest. The increase in 2000 reflects higher Tiazac-Registered Trademark- product sales, while the decline in 1999 compared to 1998 reflected reduced royalties on Oruvail sales in the United States, where a competing generic product was introduced.

OPERATING EXPENSES

    The following table displays, for each year indicated, the percentage of each expense item to total revenue, and the percentage change in the dollar amount of each item and the total as compared to the prior year.

                                                                                                              PERCENTAGE
                                                                  YEAR ENDED                                    CHANGE
                                        ---------------------------------------------------------------   -------------------
                                               2000                  1999                  1998
                                        -------------------   -------------------   -------------------     1999       1998
                                         $000S        %        $000S        %        $000S        %       TO 2000    TO 1999
                                        --------   --------   --------   --------   --------   --------   --------   --------
Cost of goods sold...................    68,031       22       35,078       20       28,593       25         94%        23%
Research and development.............    52,659       17       33,130       19       17,490       16         59%        89%
Selling, general and
  administrative.....................    58,088       19       38,727       23       20,271       18         50%        91%
                                        -------      ---      -------      ---      -------      ---
Total expenses.......................   178,778       58      106,935       62       66,354       59         67%        61%
                                        =======      ===      =======      ===      =======      ===        ===        ===

COST OF GOODS SOLD AND GROSS MARGINS

    Cost of goods sold was $68.0 million in 2000 compared to $35.1 million in 1999, and $28.6 million in 1998, reflecting increases of 94% from 1999 to 2000, and 23% from 1998 to 1999. The year over year increases were the result of increased sales volumes from new product launches and product acquisitions, and higher sales levels of existing products. As a percentage of total revenue, cost of goods sold increased in 2000 compared to 1999 and declined compared to 1998, which reflects the trend in product sales as a percentage of total revenue.

    Gross margins based on product sales in 2000, 1999 and 1998 were 70%, 65% and 59%, respectively. Our gross margins were impacted year to year by sales volumes, pricing, product mix, and manufacturing volumes. The increase in gross margin in 2000 compared to 1999 reflected the significantly higher proportion of generic products in the overall mix, as these products can often contribute higher margins than Tiazac-Registered Trademark-. As well, the inclusion of DJ Pharma's directly marketed products had a positive impact on the overall margin. The increase in gross margin in 1999 compared to 1998 was due in part to higher trade compared with sample sales of Tiazac-Registered Trademark- to Forest. Trade supplies are sold at a higher price than samples and have a lower cost due to less packaging and labour. Also contributing to the improvement in 1999 were the launches of generic versions of Cardizem CD and Verelan.

                                   [GRAPHIC]

RESEARCH AND DEVELOPMENT

    Research and development expense was $52.7 million in 2000 compared to $33.1 million in 1999 and $17.5 million in 1998. Research and development costs have increased significantly in dollar terms, but have remained relatively constant as a percentage of total revenue, fluctuating between 16% and 19%. The year over year increases primarily reflected higher costs associated with the development of branded generic products on behalf of Intelligent Polymers, as these projects advanced into later stages. We did not incur any costs on these projects in the fourth quarter of 2000, as Intelligent Polymers took over the development of these products. The cost of providing these services to Intelligent Polymers was $35.2 million for period ended September 29, 2000, and $19.8 million and $6.7 million for the years ended December 31, 1999 and 1998, respectively.

    Also contributing to the 59% increase in 2000 compared to 1999, and to a lesser degree to the 89% increase from 1998 to 1999, was the inclusion of costs related to the development of FlashDose products. We also incurred higher costs at our contract research facility in proportion to the increased level of activity performed there for third party clients.

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expenses were $58.1 million, $38.7 million and $20.3 million in 2000, 1999 and 1998, respectively. These expenses were 19% of total revenue in 2000, compared to 23% and 18% in 1999 and 1998, respectively. The 50% increase in selling, general and administrative expenses in 2000 compared to 1999 was mainly due to the acquisitions of, and the related amortization expense associated with, DJ Pharma and Fuisz. The increase in selling, general and administrative expenses arising from the acquisition of DJ Pharma and Fuisz was $22.0 million in 2000, and $3.6 million in 1999 relating only to Fuisz. Excluding the incremental costs of these acquisitions, adjusted selling, general and administrative expenses would have been approximately
$36 million and $35 million in 2000 and 1999, respectively, and 1998 would be unchanged at $20.3 million.

    Between 2000 and 1999, adjusted selling, general and administrative expenses remained relatively constant in dollar terms, but declined as a percentage of revenue. This decline reflected a reduction in the compensation cost related to employee stock options, due to amendments to our Stock Option Plan which, effective January 1, 2000, made the plan non-compensatory. In addition, in December 2000 we entered into an agreement with Aventis to dismiss our lawsuit against them. Our lawsuit, which we initiated in 1998, alleged interference with our ability to market products that would compete with Cardizem-Registered Trademark- CD in the United States and Canada. Under the terms of the agreement, Aventis reimbursed us for expenses we incurred during 2000 in pursuing the litigation, and for other expenses incurred reasonably related to the litigation. A portion of these costs was included in selling, general and administrative expenses. Accordingly, in the fourth quarter of 2000, we recorded the pertinent share of this reimbursement to reduce selling, general and administrative expenses. We did not record any amount in excess of the expenses we had directly incurred during 2000 related to this matter, nor did we receive any reimbursement for costs incurred during 1999, which has contributed to the percentage decline, relative to revenue, of adjusted selling, general and administrative expenses between the two years.

    The increase in adjusted selling, general and administrative expenses in 1999 compared to 1998 was due in part to a higher compensation cost related to employee stock options, reflecting a year over year increase of approximately 150% in our underlying share price, between 1998 and 1999. Also contributing to the increase in 1999 was the expansion of our sales force at Crystaal and higher advertising and promotion expenditures associated with the launch of Brexidol, Retavase, Celexa and Cardiac STATus.

ACQUIRED RESEARCH AND DEVELOPMENT

    As discussed, in 2000 we incurred a one-time charge for acquired research and development of $208.4 million as a result of our acquisition of Intelligent Polymers. In 1999, as a result of our acquisition of Fuisz, we incurred a one-time charge for acquired research and development of $137.5 million of which $56.8 was included in the equity loss, and we expensed the $25 million paid to Intelligent Polymers for Procardia XL. Under GAAP, acquired research and development having no alternative future use must be written-off at the time of acquisition.

NON-OPERATING ITEMS

INTEREST INCOME AND EXPENSE

    Interest income was earned on our investment portfolio, which is comprised of high-grade commercial paper and U.S. government treasury bills. For the period from November 1998 to March 2000, interest expense was primarily related to our Senior Notes. Prior to this time, interest expense related to bank borrowings, which were repaid using the proceeds from the Senior Notes offering. In March 2000, we redeemed our Senior Notes using the proceeds from our concurrent offering of common shares and 6.75% Convertible Subordinated Preferred Equivalent Debentures (the "Debentures"), and accordingly interest expense since this time primarily related to the Debentures.

    Net interest income of $3.0 million in 2000 compares to net interest expense of $9.2 million and $1.7 million in 1999 and 1998, respectively. Net interest income in 2000 reflects an increase in the average size of our investment portfolio following the concurrent offering, and prior to our acquisitions of Intelligent Polymers, the Cardizem-Registered Trademark- Products, and
DJ Pharma. Interest expense in 1999 increased significantly from 1998 due to the inclusion of a full year of interest on the Senior Notes.

GAIN ON DISPOSAL OF LONG-TERM INVESTMENTS

    In 1999, we disposed of certain long-term investments, which we had acquired in 1998, for a net gain of $1.9 million.

PROVISION FOR INCOME TAXES

    Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for income taxes of $9.4 million, $4.2 million and $2.0 million in 2000, 1999 and 1998, respectively. These provisions reflected effective tax rates on income before taxes, excluding non-deductible amounts, of approximately 7%, 6% and 4% in 2000, 1999 and 1998, respectively. The effective tax rate reflected that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. The benefit of tax losses historically incurred by our Canadian operations has not been recognized for accounting purposes to date. With our acquisitions of DJ Pharma and Fuisz we have experienced some upward movement in our effective tax rate, as these operations earn income predominately in the United States.

EXTRAORDINARY ITEM

    The total consideration paid to repurchase our Senior Notes was $141.0 million of which $16.0 million was an inducement premium to the holders. As a result of this transaction, we replaced our high yield debt with convertible debt at a significantly lower cost of borrowing. The extraordinary item reported in 2000 includes the premium paid, and $4.0 million of deferred financing costs associated with the Senior Notes that were written-off.

EBITDA

    EBITDA, defined as earnings before interest, taxes, depreciation and amortization, and excluding acquired research and development, equity loss, and net gains, was $151.9 million, $74.4 million, and $50.3 million in 2000, 1999 and 1998, respectively.

                                   [GRAPHIC]

GOODWILL AND INTANGIBLE ASSETS

    The increase in goodwill from $31.8 million at December 31, 1999 to $103.1 million at December 31, 2000, reflected the acquisition of DJ Pharma. The increase in intangible assets to $667.4 million at December 31, 2000 from $45.5 million at December 31, 1999, primarily reflected the acquisition of the Cardizem-Registered Trademark- Products valued at $406.1 million, and the value assigned to the DJ Pharma product portfolio of $154.1 million. In addition, under amendments to our marketing agreement with Elan for Adalat CC 30 mg, we have agreed to make minimum license payments to Elan over six years in the aggregate amount of $73.5 million, which we have capitalized at the discounted value of $64.7 million.

    We review long-lived assets for impairment whenever events or changes in circumstance indicate that the carrying amount of the assets may not be recoverable. In doing so, we compare the carrying amount to the related, estimated undiscounted future net cash flows.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 2000, we had cash and cash equivalents of $125.1 million compared to cash, cash equivalents, and short-term investments of $232.7 million at December 31, 1999. In December 2000, we arranged a
$300 million revolving term Senior Secured Credit Facility (the "Credit Facility") that, subject to certain covenants, permits us to borrow funds for general corporate purposes including acquisitions. At December 31, 2000, we had borrowed $210 million from the Credit Facility to finance the initial payment for the Cardizem-Registered Trademark- Products.

    At December 31, 2000, we had total long-term obligations of $438.7 million, including the current portion thereof. Long-term obligations consisted of the $210 million drawn on the Credit Facility, $161.8 million discounted amount owing to Aventis for the Cardizem-Registered Trademark- Products, $58.1 million owing to Elan under the amended Adalat CC 30 mg marketing agreement, and $8.8 million of other obligations. At December 31, 1999, we had $137.5 million of long-term obligations, including $125 million of our Senior Notes.

    Also at December 31, 2000, we had $300 million of Debentures outstanding, which are due March 31, 2025. The Debentures are convertible at any time into our common shares at $30.337 per common share, and may be redeemed at our option beginning on March 31, 2003 at prescribed redemption prices. We have the special right to redeem the Debentures if the trading price of our common shares equals or exceeds $45.505 on the New York Stock Exchange for a specified period, subject to certain restrictions. Interest on the Debentures is payable quarterly in arrears. Subject to certain conditions, we have the right to defer the payment of interest for up to twenty consecutive quarters. Interest and principal are payable in cash or, at our option, using the proceeds from the sale of our common shares or other equity securities.

                                   [GRAPHIC]

    At December 31, 2000, our working capital ratio was 0.9:1 compared to 4.6:1 at December 31, 1999. This decline was primarily due to lower cash, cash equivalents and short-term investment balances, and an increase in the current portion of long-term obligations resulting from our acquisition of DJ Pharma and Intelligent Polymers for cash consideration, and our obligation to Aventis for the Cardizem-Registered Trademark- Products, which is payable in 2001.

    Cash provided by operating activities, after changes in non-cash operating items, was $102.5 million in 2000 compared to $52.0 million and $52.4 in 1999 and 1998, respectively. This increase reflected net income, after adjustments for non-cash items, of $149.7 million in 2000 compared to $43.7 million and $48.8 million in 1999 and 1998, respectively. We had a net increase in non-cash operating items of $47.2 million in 2000, compared to a decline of $8.3 million in 1999, and $3.6 million in 1998.

    Net cash used in investing activities was $582.3 million, $104.4 million and $33.0 million in 2000, 1999 and 1998, respectively. Additions to property, plant and equipment were $15.8 million, $7.8 million and $3.9 million in 2000, 1999 and 1998, respectively, and primarily related to the expansion of our manufacturing facilities. Business acquisitions, net of cash acquired, totaled $622.1 million in 2000 consisting of $239.7 million for the Cardizem-Registered Trademark- Products, $202.4 million for Intelligent Polymers, $162.8 million for DJ Pharma, and $17.3 million of additional consideration paid for Fuisz, compared to $43.7 million in 1999 which was entirely related to Fuisz. We acquired the remaining rights to the Dura-Vent, Keftab and Rondec products, and other product rights for $27.8 million in 2000, and we acquired product rights and royalty interests for $13.3 million and $19 million in 1999 and 1998, respectively. The net activity in short-term investments provided cash of $65.9 million in 2000, and used $54.7 million in 1999. In 2000, as our short-term investments matured we converted them into cash equivalents with original maturities of 90 days or less. Cash expended on long-term investments was $2.5 million and $10.0 million in 2000 and 1998, respectively, and cash received on the disposal of long-term investments was $12.0 million in 1999. In 2000, we received proceeds of $20 million on the disposal of Clonmel Healthcare Limited, a subsidiary of Fuisz. We received cash from the repayment of Executive Stock Purchase Plan loans of $3.1 million in 1999.

    Net cash provided by financing activities was $427.1 million, $151.9 million and $50.7 million in 2000, 1999 and 1998, respectively. Net proceeds from the concurrent offering in March 2000 were $95.3 million from the issue of common shares, and $288.8 million from the issue of Debentures. A portion of these proceeds was used to repurchase our Senior Notes for $141.0 million, which we issued in 1998 for net proceeds of $120.4 million. In October 1999, we completed an equity offering for net proceeds of $246.1 million. Proceeds from issue of common shares on the exercise of stock options and through our Employee Stock Purchase Plan were $14.3 million, $7.6 million and $3.9 million in 2000, 1999 and 1998, respectively. We repurchased common shares on the open market, under our share repurchase program, for $30.6 million and $72.1 million in 1999 and 1998, respectively. We received proceeds of $6.0 million on the exercise of warrants in 2000. We collected $2.3 million, $4.0 million and $1.2 million of the warrant subscription receivable in 2000, 1999 and 1998, respectively. We borrowed
$210 million from our Credit Facility, and paid $3 million in arrangement fees. In 2000, we repaid the debt assumed on the acquisition of DJ Pharma and other long-term obligations of $45.6 million. In 1999, we repaid the debt assumed on the acquisition of Fuisz and other long-term obligations of $75.2 million. In 1998, the net repayments of other long-term obligations totaled $2.7 million.

    Overall, our cash and cash equivalents decreased by $52.9 million in 2000, and increased by $99.8 million and $70.0 million in 1999 and 1998, respectively.

    In February 2000, we entered into an agreement to acquire a pharmaceutical manufacturing facility located in Dorado, Puerto Rico. This acquisition closed in January 2001, at which time we paid the remaining purchase price of $10 million.

    We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements, investment objectives, and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives.

                                   [GRAPHIC]

MARKET RISK

    We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We do not use derivative financial instruments for speculative or trading purposes.

    Inflation has not had a significant impact on our results of operations.

FOREIGN CURRENCY RISK

    We operate internationally, however a substantial portion of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not believe we have a material exposure to foreign currency risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar. A 10% adverse change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

INTEREST RATE RISK

    The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade commercial paper and U.S. government treasury bills with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on our investment portfolio.

    We are exposed to interest rate risk on borrowings from our Credit Facility. The Credit Facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the Credit Facility, a 100 basis-point adverse change in interest rates would increase interest expense by approximately $2 million on an annual basis. This risk is mitigated by our ability, at our option, to lock in a rate of interest for a period of up to one year.

    The interest rate on our Debentures is fixed and therefore not subject to interest rate risk. Likewise, the imputed rate of interest used to discount our long-term obligations to Aventis and Elan is fixed and therefore not subject to interest rate risk.

EQUITY MARKET PRICE RISK

    We are exposed to equity market price risks on our long-term, available-for-sale investments in traded companies. We do not hold significant investments in these types of securities, and therefore our equity market price risk is not material. Therefore, a 10% adverse change in equity market prices would not have a material effect on our financial position.

RECENT ACCOUNTING DEVELOPMENTS

    In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS
No. 138. Accordingly, SFAS No. 133 will be effective for our financial statements beginning January 1, 2001. SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and to measure them at fair value. We believe the adoption of SFAS
No. 133 will not result in any cumulative effect adjustment in our consolidated statements of income (loss).

OUTLOOK

    The following discussion is intended to provide an outlook for 2001 and beyond. Our actual results could be materially different from those described in this outlook section due to the many risks and uncertainties inherent in the pharmaceutical industry, some of which are more specific to our business, some or all of which are not predicable or within our control. To the extent statements made in this section and elsewhere in the MD&A contain information that is not historical, these statements are essentially forward looking. Forward looking statements are subject to risks and uncertainties and include, without limitation, the difficulty of predicting FDA approvals, market acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability and pricing of raw materials and finished product from third parties, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in our filings with the SEC.

    Net product sales revenues are expected to grow significantly in 2001. This growth is expected to come from an expansion of our existing U.S. sales organization and from full year sales of various pharmaceutical products including products acquired in October 2000 as a result of the acquisition of DJ Pharma, sales of the Cardizem-Registered Trademark- Products acquired in December 2000, full year sales of several generic products including Adalat CC 30 mg and 60 mg, Procardia XL 60 mg all launched during 2000, Procardia XL
30 mg that was launched in February 2001 and Monocor that was launched in Canada in August 2000. Additionally, significant growth is also expected from several other marketed and co-promoted products including Canadian
Tiazac-Registered Trademark-, Celexa and Retavase. Tempering this growth may be the launch of a generic version of our Tiazac-Registered Trademark- product by a generic company. It is our intention to launch our own generic version of Tiazac-Registered Trademark- to mitigate the potential negative impact this event may have. Wholesaler stocking patterns, managed care and formulary acceptance and pricing practices, the introduction of competitive products, acceptable supply of raw material and finished product from third parties and market acceptance by patients, physicians and formularies may affect sales of our products.

    During the next several years, we intend to continue expanding our sales and marketing activities and directly market and sell more products. We anticipate launching additional pharmaceutical products in the future. These products may be developed internally through our research and development efforts or may be acquired or licensed from third parties. However, there can be no assurances that we will be successful in continuing this expansion or that any expanded sales and marketing activities will be successful due to factors such as the risks associated with development, clinical testing and obtaining regulatory clearance of products for marketing, the difficulties and costs associated with acquiring from third parties products to market, the uncertainties surrounding the acceptance of new products by the intended markets, the introduction and marketing of competitive products, risks related to patents and proprietary rights and the current health care cost containment environment. Several of our products may face competition from newly approved products or products in late-stage development by other pharmaceutical companies. Many of these companies have greater financial resources, technical staff and manufacturing and marketing capabilities than we have and may negatively impact our product sales revenue.

    Research and development revenues are expected to be significantly lower in 2001 from 2000 due to the acquisition of Intelligent Polymers at the end of the third quarter 2000. Intelligent Polymers funded the development of certain products since inception in October 1997. Research and development revenues from Intelligent Polymers for 2000, 1999 and 1998 were $52.9 million, $29.0 million, and $8.5 million, respectively. We expect to increase non Intelligent Polymers research and development revenues modestly in 2001 and future years. This modest increase is expected to come from bioanalytical, biopharmaceutic and statistical analysis services provided to other third parties through our integrated contract research facility.

    Contract research service initiatives with third parties are generally subject to continuation of development programs by third parties and therefore may be cancelled or delayed on short notice due to technical issues, marketing concerns, reallocation of third party resources and changes in priorities.

    Royalty and licensing revenue is expected to increase in 2001 and is expected to decline modestly over future years. The increase in 2001 royalty and licensing revenue is expected as a result of the acquisition of the Cardizem-Registered Trademark- Products and an associated royalty coming from the sales of these products by a third party. We also receive royalty revenue from the sales of Tiazac-Registered Trademark- in the U.S. As discussed above, a generic to Tiazac-Registered Trademark- may be launched in the U.S. This would have a negative impact on the U.S. sales of the Tiazac-Registered Trademark-brand and the associated royalty revenues. Royalty and licensing revenue is subject to the impact of the launch of competitive products and other market risks associated with the sale and promotion of pharmaceutical products. Licensing revenue will be impacted by SAB 101, which we adopted in 2000. Under SAB 101, certain upfront and milestone fees will be deferred and recognized over the period during which we have continuing obligations under the agreement.

    We expect gross margins as a percentage to product sales revenue to increase in 2001 and over the longer term, although quarter over quarter fluctuations will continue to occur. Higher gross margins are expected due to the acquisition of several high margin products including certain products acquired as part of the acquisition of DJ Pharma and the acquired Cardizem-Registered Trademark-Products.

    Research and development expenses are expected to decline modestly in 2001 from 2000 levels and are then expected to increase in line with the expected increase in total revenues. The decline in research and development expenses in 2001 is primarily due to the accelerated research and development spending in 2000 related to several brands under development through funding from Intelligent Polymers. We plan to expand internal technology and product development research in order to continue strengthening our leadership in the drug delivery field. We may also in-license or acquire products that are currently in development from other companies and record the fees paid to these companies as acquired research and development expense.

    Selling, general and administrative expenses are expected to increase significantly in 2001. This increase is primarily due to the impact of a full year of selling general and administrative expenses associated with the acquisition of DJ Pharma, the amortization expense associated with the acquisition of the Cardizem-Registered Trademark- Products and other product rights, the increase in promotional efforts of our existing and future products, a planned expansion of our sales force during the latter part of 2001 and the associated expansion of our senior management team, and the amortization of goodwill and other intangibles. In the future, our selling, general and administrative expenses are expected to increase and are expected to be impacted by the timing of the launch of new products and the impact of anticipated partnering activities associated with the launch of these new products. Partnering arrangements and the launch of new products are subject to numerous risks including, but not limited too, our ability to attract partnering arrangements on terms that are favourable, the acceptance of these products in the marketplace by patients, doctors and formularies, regulatory approval, competitive products and other risks.

    Interest expense is expected to increase significantly due to a full year of interest related to our Debentures and on advances under our Credit Facility. Additionally, interest expense will include the imputed interest associated with future payments related to the acquisition of the Cardizem-Registered Trademark-Products and other product rights.

    Our tax rate is expected to increase in 2001 due to our anticipated revenue mix in 2001 versus 2000. We expect a greater proportion of our revenues to originate from the U.S. in 2001 versus 2000. These U.S. revenues are expected to attract a higher level of tax and are therefore expected to increase our overall effective corporate tax rate. The actual effective income tax rate will depend upon the actual level of earnings, changes in tax laws, and the amount of investment and research tax credits and tax loss carryforwards and our ability to utilize such tax credits and tax loss carryforwards.

FORWARD LOOKING STATEMENTS

    To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability and pricing of raw materials and finished product from third parties, the regulatory environment, fluctuations in operating results and other risks. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to our business. Many of the significant risks related to our business are described in Item 1 of our Form 20-F filing with the SEC.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT
                               MANAGEMENT REPORT

    The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles ("GAAP"). In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgement and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

    The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company's policies for doing business. This system is supported by written policies and procedures for key business activities; the hiring of qualified, competent staff; and by a continuous planning and monitoring program.

    Ernst & Young LLP has been engaged by the Company's shareholders to audit the consolidated financial statements. During the course of their audit, Ernst & Young LLP reviewed the Company's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

    The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out the responsibility principally through its Audit Committee. The members of the Audit Committee are outside Directors. The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Ernst & Young LLP has full and free access to the Audit Committee.

    Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.

    The Company changed from publicly reporting its financial results prepared in accordance with Canadian GAAP to publicly reporting those results prepared in accordance with U.S. GAAP for the year ended December 31, 2000. The Company's independent auditors, who were retained by the Company beginning with the year January 1, 1999, have audited the Company's financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 1999 and December 31, 2000. Accordingly, the financial statements prepared in accordance with U.S. GAAP for 1998 are unaudited. The financial statements prepared in accordance with Canadian GAAP for each of the years ended December 31, 1998, 1999 and 2000 have been audited and are made available to all shareholders.

             [/S/ EUGENE N. MELNYK]                                [SIGNATURE]
                EUGENE N. MELNYK                                 BRIAN H. CROMBIE
             Chairman of the Board                          Senior Vice President and
                                                             Chief Financial Officer

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT
                                AUDITORS' REPORT

To the Shareholders of Biovail Corporation

    We have audited the consolidated balance sheets of Biovail Corporation as at December 31, 2000 and 1999 and the consolidated statements of income (loss), shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with United States generally accepted accounting principles.

    As discussed in note 3 to the consolidated financial statements, during 2000 the Company changed its method of accounting for revenue recognition.

    The financial statements presented for the year ended December 31, 1998 are unaudited.

    On February 26, 2001, we reported separately to the shareholders of Biovail Corporation on the financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

[SIGNATURE]

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
February 26, 2001

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

                          CONSOLIDATED BALANCE SHEETS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
          (ALL DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                AS AT DECEMBER 31
                                                              ----------------------
                                                                 2000        1999
                                                              ----------   ---------
ASSETS
CURRENT
Cash and cash equivalents (note 5)..........................  $  125,144   $ 178,086
Restricted cash.............................................      --          11,258
Short-term investments......................................      --          54,635
Accounts receivable (note 6)................................     105,850      60,571
Inventories (note 7)........................................      24,108      12,701
Assets held for disposal (note 4)...........................      --          20,000
Deposits and prepaid expenses...............................       5,347       3,172
                                                              ----------   ---------
                                                                 260,449     340,423
                                                              ----------   ---------
Long-term investments (note 8)..............................       1,561          12
Property, plant and equipment, net (note 9).................      52,541      45,300
Goodwill, net (note 10).....................................     103,105      31,771
Intangible assets, net (note 11)............................     667,431      45,454
Other assets, net (note 12).................................      22,180       4,219
                                                              ----------   ---------
                                                              $1,107,267   $ 467,179
                                                              ==========   =========
LIABILITIES
CURRENT
Accounts payable............................................  $   34,683   $  22,685
Accrued liabilities (note 13)...............................      35,452      31,107
Income taxes payable........................................       6,711       3,585
Deferred revenue............................................      26,334       4,962
Current portion of long-term obligations (note 14)..........     182,564      12,016
                                                              ----------   ---------
                                                                 285,744      74,355
                                                              ----------   ---------
Deferred revenue............................................      27,900      --
Long-term obligations (note 14).............................     256,180     125,488
Convertible Subordinated Preferred Equivalent Debentures
  (note 15).................................................     299,985      --
                                                              ----------   ---------
                                                                 869,809     199,843
                                                              ----------   ---------
Shareholders' Equity
Common shares, no par value, unlimited shares authorized,
  131,461,000 and 124,392,000 ]issued and outstanding at
  December 31, 2000 and 1999, respectively (note 16)........     482,842     363,579
Stock options outstanding...................................       9,891      10,383
Warrants (note 16)..........................................       7,912       8,244
Warrant subscription receivable (note 16)...................      --          (2,287)
Deficit.....................................................    (261,819)   (113,843)
Accumulated other comprehensive income (loss)...............      (1,368)      1,260
                                                              ----------   ---------
                                                                 237,458     267,336
                                                              ----------   ---------
                                                              $1,107,267   $ 467,179
                                                              ==========   =========
Commitments and contingencies (notes 19 and 21)

On behalf of the Board:

             [/S/ EUGENE N. MELNYK]                                [SIGNATURE]
                EUGENE N. MELNYK                                 BRUCE D. BRYDON
             Chairman of the Board                     Director and Chief Executive Officer

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
  (ALL DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE
                                     DATA)

                                                                     YEARS ENDED DECEMBER 31
                                                              --------------------------------------
                                                                2000        1999           1998
                                                              ---------   ---------   --------------
                                                                                        (Unaudited
                                                                                       see note 24)
REVENUE
Product sales...............................................  $ 224,996   $  99,526      $ 69,154
Research and development....................................     66,834      48,232        30,891
Royalty and licensing.......................................     17,340      24,706        11,612
                                                              ---------   ---------      --------
                                                                309,170     172,464       111,657
                                                              ---------   ---------      --------
EXPENSES
Cost of goods sold (note 21)................................     68,031      35,078        28,593
Research and development....................................     52,659      33,130        17,490
Selling, general and administrative (note 21)...............     58,088      38,727        20,271
Acquired research and development (note 4)..................    208,424     105,689       --
                                                              ---------   ---------      --------
                                                                387,202     212,624        66,354
                                                              ---------   ---------      --------
Operating income (loss).....................................    (78,032)    (40,160)       45,303
Interest income (expense), net (notes 14 and 15)............      2,955      (9,152)       (1,702)
Equity loss (note 4)........................................     --         (58,399)      --
Gain on disposal of long-term investments, net (note 8).....     --           1,948       --
                                                              ---------   ---------      --------
Income (loss) before provision for income taxes.............    (75,077)   (105,763)       43,601
Provision for income taxes (note 17)........................      9,360       4,215         2,024
                                                              ---------   ---------      --------
Income (loss) before extraordinary item and cumulative
  effect of change in accounting principle..................    (84,437)   (109,978)       41,577
Extraordinary item -- Premium paid on early extinguishment
  on U.S. Dollar Senior Notes (note 14).....................    (20,039)     --           --
                                                              ---------   ---------      --------
Income (loss) before cumulative effect of change in
  accounting principle......................................   (104,476)   (109,978)       41,577
Cumulative effect of change in accounting principle
  (note 3)..................................................    (43,500)     --           --
                                                              ---------   ---------      --------
Net income (loss)...........................................  $(147,976)  $(109,978)     $ 41,577
                                                              =========   =========      ========
BASIC EARNINGS (LOSS) PER SHARE (note 18)
Income (loss) before extraordinary item and cumulative
  effect of change in accounting principle..................  $   (0.66)  $   (1.07)     $   0.39
Extraordinary item..........................................      (0.16)     --           --
Cumulative effect of change in accounting principle.........      (0.34)     --           --
                                                              ---------   ---------      --------
Net income (loss)...........................................  $   (1.16)  $   (1.07)     $   0.39
                                                              =========   =========      ========
DILUTED EARNINGS (LOSS) PER SHARE (note 18)
Income (loss) before extraordinary item and cumulative
  effect of change in accounting principle..................  $   (0.66)  $   (1.07)     $   0.38
Extraordinary item..........................................      (0.16)     --           --
Cumulative effect of change in accounting principle.........      (0.34)     --           --
                                                              ---------   ---------      --------
Net income (loss)...........................................  $   (1.16)  $   (1.07)     $   0.38
                                                              =========   =========      ========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (000S)
  (note 18)
Basic.......................................................    128,824     102,542       106,564
Diluted.....................................................    143,512     108,174       108,944
                                                              =========   =========      ========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
          (ALL DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                COMMON SHARES                                                            ACCUMULATED
                             -------------------      STOCK                    WARRANT      RETAINED        OTHER
                              SHARES                 OPTIONS                 SUBSCRIPTION   EARNINGS    COMPREHENSIVE
                              (000S)     AMOUNT    OUTSTANDING   WARRANTS     RECEIVABLE    (DEFICIT)   INCOME (LOSS)     TOTAL
                             --------   --------   -----------   ---------   ------------   ---------   -------------   ---------
                                                   Unaudited for the year ended December 31, 1998 (note 24)
Balance, December 31,
  1997.....................  106,644    $ 18,657     $ 2,097      $8,244       $(7,494)     $  54,914      $  (960)     $  75,458
Issued on the exercise of
  options..................    1,880       5,660      (1,774)      --           --             --           --              3,886
Issued under Employee Stock
  Purchase Plan............        8          43      --           --           --             --           --                 43
Cancelled under stock
  repurchase program.......   (9,088)     (1,761)     --           --           --            (70,380)      --            (72,141)
Compensation cost for
  employee stock options...    --          --          2,237       --           --             --           --              2,237
Collection of warrant
  subscription
  receivable...............    --          --         --           --            1,179         --           --              1,179
Effect of changes in
  exchange rates...........    --         (1,205)     --           --           --             --           --             (1,205)
                             -------    --------     -------      ------       -------      ---------      -------      ---------
                              99,444      21,394       2,560       8,244        (6,315)       (15,466)        (960)         9,457
                             -------    --------     -------      ------       -------      ---------      -------      ---------
Net income.................    --          --         --           --           --             41,577       --             41,577

OTHER COMPREHENSIVE LOSS
Foreign currency
  translation adjustment...    --          --         --           --           --             --             (269)          (269)
Unrealized holding loss on
  long-term investments....    --          --         --           --           --             --             (877)          (877)
                             -------    --------     -------      ------       -------      ---------      -------      ---------
Other comprehensive loss...    --          --         --           --           --             --           (1,146)        (1,146)
                             -------    --------     -------      ------       -------      ---------      -------      ---------
Comprehensive income.......    --          --         --           --           --             --           --             40,431
                             -------    --------     -------      ------       -------      ---------      -------      ---------
Balance, December 31,
  1998.....................   99,444      21,394       2,560       8,244        (6,315)        26,111       (2,106)        49,888
Issued on the exercise of
  options..................    1,336       8,467        (838)      --           --             --           --              7,629
Issued under Employee Stock
  Purchase Plan............        6          40      --           --           --             --           --                 40
Cancelled under stock
  repurchase program.......   (2,931)       (617)     --           --           --            (29,976)      --            (30,593)
Issued pursuant to equity
  offering.................   20,360     259,590      --           --           --             --           --            259,590
Issue costs................  (13,538)      --         --           --           --             --          (13,538)
Fuisz Technologies Ltd.:
  Issued on acquisition....    6,177      88,243      --           --           --             --           --             88,243
  Issue of non-employee
    options................    --          --          1,020       --           --             --           --              1,020
Compensation cost for
  employee stock options...    --          --          7,641       --           --             --           --              7,641
Collection of warrant
  subscription
  receivable...............    --          --         --           --            4,028         --           --              4,028
                             -------    --------     -------      ------       -------      ---------      -------      ---------
                             124,392     363,579      10,383       8,244        (2,287)        (3,865)      (2,106)       373,948
                             -------    --------     -------      ------       -------      ---------      -------      ---------
Net loss...................    --          --         --           --           --           (109,978)      --           (109,978)

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
          (ALL DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                COMMON SHARES                                                            ACCUMULATED
                             -------------------      STOCK                    WARRANT      RETAINED        OTHER
                              SHARES                 OPTIONS                 SUBSCRIPTION   EARNINGS    COMPREHENSIVE
                              (000S)     AMOUNT    OUTSTANDING   WARRANTS     RECEIVABLE    (DEFICIT)   INCOME (LOSS)     TOTAL
                             --------   --------   -----------   ---------   ------------   ---------   -------------   ---------
                                                   Unaudited for the year ended December 31, 1998 (note 24)
OTHER COMPREHENSIVE INCOME
Foreign currency
  translation adjustment...    --          --         --           --           --             --            2,489          2,489
Reclassification adjustment
  for gain on long-term
  investments included in
  net loss.................    --          --         --           --           --             --              877            877
                             -------    --------     -------      ------       -------      ---------      -------      ---------
Other comprehensive
  income...................    --          --         --           --           --             --            3,366          3,366
                             -------    --------     -------      ------       -------      ---------      -------      ---------
Comprehensive loss.........    --          --         --           --           --             --           --           (106,612)
                             -------    --------     -------      ------       -------      ---------      -------      ---------
Balance, December 31,
  1999.....................  124,392     363,579      10,383       8,244        (2,287)      (113,843)       1,260        267,336
Issued on the exercise of
  options..................    2,436      17,027      (3,302)      --           --             --           --             13,725
Issued under Employee Stock
  Purchase Plan............        5         150      --           --           --             --           --                150
Issued pursuant to equity
  offering.................    4,000     101,125      --           --           --             --           --            101,125
Issue costs................    --         (5,782)     --           --           --             --           --             (5,782)
Issued on conversion of
  Convertible Subordinated
  Preferred Equivalent
  Debentures...............    --             15      --           --           --             --           --                 15
Issued on exercise of
  warrants.................      601       6,342      --            (332)       --             --           --              6,010
Issue of non-employee
  options..................    --          --            590       --           --             --           --                590
Additional shares issued on
  acquisition of Fuisz
  Technologies Ltd.........       27         386      --           --           --             --           --                386
DJ Pharma, Inc.:
  Fair value of unvested
    options granted to
    employees on
    acquisition............    --          --          7,480       --           --             --           --              7,480
  Unearned compensation
    relating to future
    service period at
    acquisition date.......    --          --         (5,721)      --           --             --           --             (5,721)
  Compensation cost for
    employee stock
    options................    --          --            461       --           --             --           --                461
Collection of warrant
  subscription
  receivable...............    --          --         --           --            2,287         --           --              2,287
                             -------    --------     -------      ------       -------      ---------      -------      ---------
                             131,461     482,842       9,891       7,912        --           (113,843)       1,260        388,062
                             -------    --------     -------      ------       -------      ---------      -------      ---------
Net loss...................    --          --         --           --           --           (147,976)      --           (147,976)
OTHER COMPREHENSIVE LOSS
Foreign currency
  translation adjustment...    --          --         --           --           --             --           (1,735)        (1,735)
Unrealized holding loss on
  long-term investments....    --          --         --           --           --             --             (893)          (893)
                             -------    --------     -------      ------       -------      ---------      -------      ---------
Other comprehensive loss...    --          --         --           --           --             --           (2,628)        (2,628)
                             -------    --------     -------      ------       -------      ---------      -------      ---------
Comprehensive loss.........    --          --         --           --           --             --           --           (150,604)
                             -------    --------     -------      ------       -------      ---------      -------      ---------
BALANCE, DECEMBER 31,
  2000.....................  131,461    $482,842     $ 9,891      $7,912       $--          $(261,819)     $(1,368)     $ 237,458
                             =======    ========     =======      ======       =======      =========      =======      =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
          (ALL DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                                    YEARS ENDED DECEMBER 31
                                                              -----------------------------------
                                                                2000        1999         1998
                                                              ---------   ---------   -----------
                                                                    (Unaudited see note 24)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...........................................  $(147,976)  $(109,978)   $ 41,577
Depreciation and amortization...............................     21,526       8,885       4,957
Deferred income taxes (note 17).............................      3,750      --          --
Acquired research and development (note 4)..................    208,424      80,689      --
Extraordinary item (note 14)................................     20,039      --          --
Cumulative effect of change in accounting principle
  (note 3)..................................................     43,500      --          --
Compensation cost for employee stock options................        461       7,641       2,237
Equity loss (note 4)........................................     --          58,399      --
Gain on disposal of long-term investments, net (note 8).....     --          (1,948)     --
                                                              ---------   ---------    --------
                                                                149,724      43,688      48,771
Net change in non-cash operating items (note 20)............    (47,230)      8,297       3,623
                                                              ---------   ---------    --------
CASH PROVIDED BY OPERATING ACTIVITIES.......................    102,494      51,985      52,394
                                                              ---------   ---------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net.............    (15,845)     (7,759)     (3,920)
Acquisition of businesses, net of cash acquired (notes 4 and
  20).......................................................   (622,145)    (43,720)     --
Proceeds from sale of assets held for disposal (note 4).....     20,000      --          --
Maturity of (additions to) short-term investments, net......     65,893     (54,665)     --
Acquisition of product rights...............................    (27,752)    (13,340)     (4,000)
Disposal (acquisition) of long-term investments (note 8)....     (2,454)     11,991     (10,043)
Repayment of Executive Stock Purchase Plan loans............     --           3,100          10
Acquisition of royalty interest.............................     --          --         (15,000)
                                                              ---------   ---------    --------
Cash used in investing activities...........................   (582,303)   (104,393)    (32,953)
                                                              ---------   ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares (note 16).........................    109,604     253,721       3,929
Repurchase of common shares (note 16).......................     --         (30,593)    (72,141)
Proceeds from exercise of warrants (note 16)................      6,010      --          --
Collection of warrant subscription receivable (note 16).....      2,287       4,028       1,179
Issuance of Convertible Subordinated Preferred Equivalent
  Debentures, net of financing costs (note 15)..............    288,772      --          --
Advances under revolving term credit facility, net of
  financing costs (note 14).................................    207,000      --          --
Repurchase of U.S. Dollar Senior Notes (note 14)............   (141,017)     --          --
Issuance of U.S. Dollar Senior Notes, net of financing
  costs.....................................................     --          --         120,400
Reduction in other long-term obligations....................    (45,602)    (75,212)    (21,838)
Increase in other long-term obligations.....................     --          --          19,143
                                                              ---------   ---------    --------
CASH PROVIDED BY FINANCING ACTIVITIES.......................    427,054     151,944      50,672
                                                              ---------   ---------    --------
Effect of exchange rate changes on cash and cash
  equivalents...............................................       (187)        271        (109)
                                                              ---------   ---------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........    (52,942)     99,807      70,004
Cash and cash equivalents, beginning of year................    178,086      78,279       8,275
                                                              ---------   ---------    --------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $ 125,144   $ 178,086    $ 78,279
                                                              =========   =========    ========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 1 GOVERNING STATUTE AND NATURE OF OPERATIONS

    Biovail Corporation ("Biovail" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. The Company is a fully integrated international pharmaceutical company applying advanced proprietary controlled-release drug delivery technology to the development of superior branded and cost effective generic formulations of medications for the treatment of chronic medical conditions. The Company is engaged in all stages of pharmaceutical development, from research and development, through clinical testing and regulatory filings to full-scale manufacturing. The Company's common shares trade on the New York and Toronto Stock Exchanges.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. generally accepted accounting principles ("GAAP"), applied on a consistent basis. Prior to the current fiscal year, the Company reported its consolidated results in accordance with Canadian GAAP. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are made available to all shareholders and filed with various regulatory authorities.

    The decision to provide U.S. GAAP consolidated financial results was driven by the Company's desire to make it easier for the majority of its shareholders to assess the Company's financial performance by using accounting rules that are more familiar to these shareholders. This presentation is also consistent with the presentation of financial results of most of the Company's industry customers and competitors.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and those of all its subsidiaries. All significant intercompany transactions and balances have been eliminated.

    USE OF ESTIMATES

    In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. Significant estimates made by management include the calculation of reserves for uncollectible accounts, sales returns, allowances and rebates, useful lives of long-lived assets, including intangibles, and the realizability of deferred tax assets.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of all financial assets and liabilities, other than the Convertible Subordinated Preferred Equivalent Debentures and
    U.S. Dollar Senior Notes, approximates their carrying values at December 31, 2000 and 1999. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

    CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

    Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased. Cash equivalents are carried at cost, which approximates fair value.

    Short-term investments are classified as held-to-maturity in accordance with the Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and are carried at cost, which approximates fair value. Short-term investments include highly liquid investments with original maturities greater than three months but less than one year when purchased. Short-term investments generally consist of high-grade commercial paper and U.S. government treasury bills.

    Realized gains and losses on cash equivalents and short-term investments are included in net income (loss), and are immaterial for all periods presented.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INVENTORIES

    Inventories are comprised of raw materials, work in process and finished goods, which are valued at the lower of cost and replacement cost, on a first-in, first-out basis. The costs of raw materials and acquired finished goods inventories are the purchase price of the product and attributable direct costs, less trade discounts. The cost of manufactured inventory includes the purchase price of raw materials, direct labour, and the application of attributable overheads.

    LONG-TERM INVESTMENTS

    Long-term investments are generally classified as available-for-sale in accordance with SFAS No. 115. Accordingly, long-term investments are reported at fair value and the change in the net unrealized gains and losses on these investments is included in other comprehensive income (loss) in shareholders' equity.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are reported at cost, less accumulated depreciation. Depreciation is computed using the straight-line method based on the following estimated useful lives:

    Buildings...................................................      25 years
    Machinery and equipment.....................................    5-10 years
    Other equipment.............................................     3-5 years
    Leasehold improvements......................................  term of lease

    GOODWILL AND INTANGIBLE ASSETS

    Goodwill and intangible assets are reported at cost, less accumulated amortization. Amortization is computed using the straight-line method based on the following estimated useful lives:

    Goodwill....................................................    20 years
    Workforce...................................................  6-10 years
    Core technology.............................................    15 years
    Brand names.................................................    20 years
    Product rights and royalty interests........................  10-20 years

    In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company reviews long-lived identifiable assets and related goodwill for impairment whenever events or changes in circumstance indicate that the carrying amount of the assets may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows.

    OTHER ASSETS

    Other assets include deferred financing costs, which are reported at cost, less accumulated amortization. Deferred financing costs are amortized over the term of the following related debt:

    Revolving term credit facility..............................  3 years
    Convertible Subordinated Preferred Equivalent Debentures....  25 years

    Amortization expense related to deferred financing costs is included as a component of interest expense.

    INCOME TAXES

    The liability method of accounting for income taxes is used in accordance with SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets which are "more-likely-than-not" to be unrealized. Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    REVENUE RECOGNITION

    PRODUCT SALES -- Product sales revenue is recognized when the product is shipped to the customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances and amounts payable to licensors. In certain circumstances the Company allows customers to return or exchange products. In accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists", the Company maintains provisions for estimated product returns or exchanges. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue. When the products are shipped at a future date, they are billed to the customer at the contractual rate.

    RESEARCH AND DEVELOPMENT -- Research and development revenue attributable to the performance of contract services is recognized as the services are performed, in accordance with the terms of the specific development contract. On long-term research and development arrangements, revenue is recognized relative to the total level of effort necessary to meet all regulatory and developmental requirements. Costs and related profit margin in excess of amounts billed are included in accounts receivable. Amounts billed in excess of costs and related profit margin are included in deferred revenue. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development arrangements are deferred and recognized as revenue on a straight-line basis over the term of the relevant arrangement.

    ROYALTY AND LICENSING -- Royalty revenue is recognized on an accrual basis in accordance with the contractual agreements, and when the Company has no future obligations pursuant to the royalty fee. Royalty revenue is net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee. License revenue is deferred and recognized on a straight-line basis over the license period. If there are future performance obligations of the Company, or contingent future events relating to the amounts received or receivable under license agreements, revenue attributable to these obligations or future events is deferred and recognized upon the completion of the specific event.

    RESEARCH AND DEVELOPMENT

    In accordance with SFAS No. 2, "Accounting for Research and Development Costs", research and development costs are expensed in the period in which they are incurred. Acquired research and development having no alternative future use is written-off at the time of acquisition. The cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use are written-off at the time of acquisition.

    ADVERTISING COSTS

    Advertising and promotion costs related to new product launches are expensed upon the first showing of the product. Advertising expense for 2000, 1999 and 1998 was $3,434,000, $4,955,000 and $1,968,000, respectively.

    REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATIONS

    The Company reports its consolidated financial statements in U.S. dollars. The financial statements of the parent company and its non-U.S. subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". Asset and liability accounts are translated at the rate of exchange prevailing at the balance sheet date. Shareholders' equity accounts are translated at the applicable historical rate. Revenue and expense accounts are translated at the average rate of exchange for the period. The cumulative foreign currency translation adjustment is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity. The net change in the cumulative foreign currency translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the Company's reporting currency and the Canadian dollar, Irish pound and Swiss franc.

    Foreign currency transaction gains and losses are included in net income
    (loss), and are immaterial for all periods presented.

    STOCK OPTION PLAN

    Under the provisions of SFAS No. 123, "Accounting for Stock Compensation", companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value based method or can continue to recognize compensation cost using the intrinsic value method under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income (loss) and earnings (loss) per share must be presented in the financial statements as if the fair value method had been applied. For all

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) periods presented, the Company recognized compensation costs under the provisions of APB No. 25, and the Company has provided the expanded disclosure required by SFAS No. 123.

    NEW ACCOUNTING STANDARD

    In 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138. Accordingly, SFAS No. 133 will be effective for the Company's consolidated financial statements beginning January 1, 2001. SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and to measure them at fair value. The Company believes the adoption of SFAS No. 133 will not result in any cumulative effect adjustment in the consolidated statements of income
    (loss).

NOTE 3 CHANGE IN ACCOUNTING PRINCIPLE

    The Company implemented the provisions of the Securities and Exchange Commission's, Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", retroactively to January 1, 2000, as required. Accordingly, the Company changed its method of accounting to that described in the revenue recognition accounting policy for up-front research and development, product license and certain other fees. The Company historically recognized these fees as revenue when all the conditions to payment had been met, and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were generally not creditable against future payments. At January 1, 2000, the cumulative effect of the change in accounting principle on prior years resulted in a charge of $43,500,000, which is included in the net loss for the period. Of this amount, $9,300,000 is included in revenue for the period. The remaining cumulative effect adjustment has been recorded as deferred revenue.

    Amounts as reported in the consolidated statements of income (loss) are as follows:

                                                                    1999        1998
                                                                  ---------   ---------
    Net income (loss)...........................................  $(109,978)   $41,577
    Basic earnings (loss) per share.............................      (1.07)      0.39
    Diluted earnings (loss) per share...........................  $   (1.07)   $  0.38

    Pro forma amounts assuming the change in accounting principle was applied retroactively with restatement are as follows:

                                                                    1999        1998
                                                                  ---------   ---------
    Net income (loss)...........................................  $(121,378)   $27,577
    Basic earnings (loss) per share.............................      (1.18)      0.26
    Diluted earnings (loss) per share...........................  $   (1.18)   $  0.25

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 4 ACQUISITIONS

    2000 ACQUISITIONS

    During 2000, the Company completed the acquisitions of Intelligent Polymers Limited, the Cardizem-Registered Trademark- product line and DJ Pharma, Inc. These acquisitions were accounted for under the purchase method of accounting. Total consideration, including acquisition costs, was allocated based on estimated fair values on the respective dates of acquisition, as follows:

                                                        INTELLIGENT
                                                         POLYMERS     CARDIZEM-REGISTERED TRADEMARK-     DJ PHARMA,
                                                          LIMITED                PRODUCTS                   INC.          TOTAL
                                                        -----------   ------------------------------   ---------------   --------
    Acquired research and development.................    $208,424            -- $                        $--            $208,424
    Current assets....................................       3,287            --                            14,705         17,992
    Equipment.........................................      --                --                               672            672
    Deferred compensation trust fund..................      --                --                             8,268          8,268
    Assembled workforce...............................      --                --                             5,200          5,200
    Brand names and product rights....................       5,000                406,070                  130,500        541,570
    Goodwill..........................................      --                --                            70,497         70,497
    Current liabilities...............................     (14,270)           --                           (22,844)       (37,114)
    Deferred compensation obligation..................      --                --                            (8,268)        (8,268)
    Debt assumed......................................      --                --                           (34,169)       (34,169)
                                                          --------               --------                 --------       --------
                                                          $202,441               $406,070                 $164,561       $773,072
                                                          ========               ========                 ========       ========
    CONSIDERATION
    Cash paid, net of cash acquired...................    $202,441               $239,652                 $162,802       $604,895
    Issue of non-employee options.....................      --                        590                  --                 590
    Fair value of options granted to employees........      --                --                             1,759          1,759
    Accrued acquisition costs.........................      --                      4,000                  --               4,000
    Aventis obligation................................      --                    161,828                  --             161,828
                                                          --------               --------                 --------       --------
                                                          $202,441               $406,070                 $164,561       $773,072
                                                          ========               ========                 ========       ========

    INTELLIGENT POLYMERS LIMITED

    BACKGROUND

    In July 1997, the Company formed Intelligent Polymers Limited, a Bermuda corporation ("Intelligent Polymers") primarily to develop once-daily controlled-release branded versions of selected drugs whose chemical patents and/or exclusivity periods had or were about to expire and which were marketed only in immediate-release form or in controlled-release form requiring multiple daily dosing.

    In September 1997, the Company concluded a development and license agreement (the "Development Contract") and a services agreement with Intelligent Polymers, whereby the Company would develop the designated products on Intelligent Polymers' behalf.

    In an initial public offering in October 1997, 3,737,500 units of Intelligent Polymers were sold to the public, resulting in net proceeds to Intelligent Polymers, after offering costs, of approximately $69,500,000. The proceeds of the offering were used by Intelligent Polymers to make payments to the Company under the Development Contract.

    Payments received by the Company from Intelligent Polymers pursuant to the Development Contract were $55,200,000 for the period ended September 29, 2000, and $33,000,000 and $9,700,000 for the years ended December 31, 1999 and 1998, respectively. The cost of providing these services to Intelligent Polymers was $35,200,000 for the period ended September 29, 2000, and $19,800,000 and $6,700,000 for the years ended December 31, 1999 and 1998, respectively.

    In December 1999, the Company exercised its option to acquire the rights to the generic version of Procardia XL, developed on behalf of Intelligent Polymers, for $25,000,000. The right to Procardia XL was written-off as acquired research and development in 1999 since at the time of acquisition the product had not received regulatory approval from the FDA, and had no alternative future use.

    The Company, as the holder of all of the issued and outstanding special shares of Intelligent Polymers, had an option, exercisable at its sole discretion, to purchase all, but not less than all, of the outstanding common shares of Intelligent Polymers commencing on the

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 4 ACQUISITIONS (CONTINUED)
    closing date of the offering and ending on the earlier of September 30, 2002, or the 90th day after the date Intelligent Polymers provided the Company with quarterly financial statements showing cash or cash equivalents of less than $3,000,000. If the purchase option had been exercised, the purchase price calculated on a per share basis would have been as follows:

                                                                  PURCHASE OPTION
                                                                  EXERCISE PRICE
                                                                  ---------------
    Before October 1, 2000......................................      $39.06
    On or after October 1, 2000 and on or before
      September 30, 2001........................................       48.83
    On or after October 1, 2001 and on or before
      September 30, 2002........................................      $61.04

    DESCRIPTION OF ACQUISITION

    On September 29, 2000, the Company sold all of its interest in and to the special shares of Intelligent Polymers to IPL Acquireco 2000 Ltd., a British Virgin Islands company ("IPL Acquireco"), in exchange for 12,000 non-voting common shares of IPL Acquireco, valued at $12,000. In addition, the Company invested $141,500,000 in non-voting Class A shares of IPL Acquireco. On the same date, IPL Acquireco, as holder of the special shares of Intelligent Polymers, consummated the purchase of all the issued and outstanding common shares of Intelligent Polymers and thereby Intelligent Polymers became a wholly-owned subsidiary of IPL Acquireco. As a result of IPL Acquireco's acquisition of Intelligent Polymers, certain provisions of the Development Contract were amended such that Intelligent Polymers took over the development of the designated products, including directly contracting with, and making payments to, third parties.

    The Company, as holder of all of the non-voting common shares of IPL Acquireco, had the option, exercisable at its sole discretion, to purchase all of the voting common shares of IPL Acquireco, at any time prior to October 1, 2002. IPL Acquireco had 6,500,000 voting common shares issued and outstanding.

    On December 29, 2000, the Company exercised its option to purchase all the voting common shares of IPL Acquireco for a total redemption price of $6,750,000. Contemporaneously with the acquisition of IPL Acquireco, the Company repaid the bank credit facility of Intelligent Polymers, which amounted to $56,616,000. Accordingly, the total consideration for the acquisition of IPL Acquireco, including the value of the Class A and special shares, was $204,878,000. The assets, liabilities and expenses of IPL Acquireco and Intelligent Polymers have been included in these consolidated financial statements from December 29, 2000.

    ACQUIRED RESEARCH AND DEVELOPMENT

    At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility, had no known alternative uses, and were considered to be in-process research and development. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, U.S. Federal Drug Administration ("FDA") approval, and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. At the date of acquisition, none of the products had been submitted for approval with the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

    INTANGIBLE ASSET

    Intelligent Polymers had acquired as part of its development activities the rights to a cardiovascular product. This product right has been included in the value of the net liabilities of Intelligent Polymers assumed, and will be amortized over its estimated useful life.

    PRO FORMA INFORMATION

    The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company, IPL Acquireco and Intelligent Polymers as if the acquisition had occurred on January 1, 1999. Included in the consolidated results for 1999 is

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 4 ACQUISITIONS (CONTINUED)
    the write-off of acquired research and development. All transactions between the Company and Intelligent Polymers have been eliminated.

                                                                    2000        1999
                                                                  ---------   ---------
    Total revenue...............................................  $ 255,946   $ 143,492
    Net loss....................................................    (13,171)   (345,391)
    Basic and diluted loss per share............................  $   (0.10)  $   (3.37)

    These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had IPL Acquireco and Intelligent Polymers been included in the Company's consolidated financial statements from January 1, 1999. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

    CARDIZEM-REGISTERED TRADEMARK- PRODUCTS

    DESCRIPTION OF ACQUISITION

    On December 28, 2000, the Company acquired the North American rights to the Cardizem-Registered Trademark- product line (the
    "Cardizem-Registered Trademark- Products") from Aventis
    Pharmaceuticals, Inc. and its affiliates ("Aventis").
    Cardizem-Registered Trademark- is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. The Company acquired all the intangible assets associated with the products including the patents, regulatory files, trademarks, manufacturing know-how, copyrights and other intellectual property. The Company obtained the beneficial rights to and the interest in the Cardizem-Registered Trademark- Products effective December 31, 2000, and will obtain full legal rights and title on December 31, 2001, following the completion of the payments described below.

    The purchase price for the Cardizem-Registered Trademark- Products was $409,500,000 in cash comprised of an initial payment of $239,500,000, and the balance of $170,000,000 payable equally over the four quarters of 2001. In accordance with APB No. 21, "Interest on Receivables and Payables", the remaining payments have been present valued based on an imputed interest rate of approximately 8%, which was comparable to the Company's available borrowing rate as at the date of the transaction. Accordingly, the present value of the remaining payments was determined to be $161,828,000, resulting in a discount of $8,172,000. The total discounted purchase price was $406,070,000, including costs of acquisition of $4,742,000, which has been allocated entirely to intangible assets. The intangible assets will be amortized over their estimated useful lives of twenty years.

    MANUFACTURING AND TRANSITIONAL SERVICES AGREEMENTS

    In connection with the acquisition, the Company entered into manufacturing and transitional services agreements with Aventis under which Aventis will continue to manufacture, supply and provide distribution services for specified periods to the Company for the Cardizem-Registered Trademark-Products. The terms of these agreements are summarized as follows:

    Aventis will manufacture and package, or cause another party to manufacture and package, the Cardizem-Registered Trademark- Products for sale by the Company. The term of the agreement is from January 1, 2001 to December 31, 2003, with a right to extend the term at the Company's option, subject to certain conditions, if by the end of the term the Company is unable to successfully manufacture the Cardizem-Registered Trademark- Products on its own behalf, or is unable to reach an agreement with a second source supplier. In addition to the manufacturing supply price, the Company agreed to pay additional consideration under the manufacturing agreement of $5,000,000, $3,000,000 and $2,000,000 on January 2, 2001, 2002 and 2003,
    respectively.

    Aventis has agreed to reimburse the Company for transitional expenses incurred by the Company including general and administrative, manufacturing, inventory write-offs, and sales and marketing expenses related to the Cardizem-Registered Trademark- Products. The reimbursements are limited to $11,000,000 and $10,000,000 for transitional expenses incurred in the two calendar quarters ending June 30, 2001 and December 31, 2001, respectively.

    PRO FORMA INFORMATION

    The following unaudited pro forma information presents a summary of consolidated results of operations of the Company including the contribution from the Cardizem-Registered Trademark- Products as if the acquisition had occurred on January 1, 1999. The contribution includes only direct expenses related to the Cardizem-Registered Trademark- Products and, as such, does not include any allocation of indirect selling, general and administrative

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 4 ACQUISITIONS (CONTINUED)
    expenses. A full year of amortization, and interest expense on advances under the revolving term credit facility, are included in the consolidated results of both periods presented. Included in the consolidated results of 1999 is the amortization of the imputed interest on the Aventis obligation.

                                                                    2000        1999
                                                                  ---------   ---------
    Total revenue...............................................  $ 567,325   $ 819,964
    Net income..................................................      2,254     306,266
    Basic earnings per share....................................       0.02        2.99
    Diluted earnings per share..................................  $    0.02   $    2.83

    These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had the contribution from the Cardizem-Registered Trademark- Products been included in the Company's consolidated financial statements from January 1, 1999. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

    DJ PHARMA, INC. (RENAMED BIOVAIL PHARMACEUTICALS INC.)

    DESCRIPTION OF ACQUISITION

    On October 6, 2000, the Company acquired DJ Pharma, Inc. ("DJ Pharma"), for $165,127,000, including costs of acquisition of $868,000 and the fair value of unvested DJ Pharma employee stock options. In accordance with FASB Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation," the total fair value of the unvested options granted to employees of DJ Pharma was determined to be $7,480,000, of which $1,759,000 was allocated to the purchase price, and $5,721,000 was allocated to deferred compensation, based on the ratios of the past and future service periods divided by the total service period, respectively. The assets, liabilities, revenue and expenses of DJ Pharma have been included in the consolidated financial statements of the Company from October 6, 2000.

    DJ Pharma was organized to market and sell patented and branded generic prescription pharmaceutical products for the treatment of respiratory and allergy conditions, and for skin and soft tissue infections. DJ Pharma obtained the rights to certain products from Dura Pharmaceuticals, Inc. and one of its subsidiaries ("Dura"). The products obtained from Dura include a patented broad-spectrum antibiotic ("Keftab") used primarily for the treatment of respiratory and skin infections developed by Eli Lilly & Company; a line of prescription cough, cold and allergy branded generic products ("Dura-Vent") developed by Dura; and a line of prescription cough, cold and allergy branded generic products ("Rondec") developed by Abbot Laboratories. DJ Pharma also had the exclusive rights to sell and market Schering Corporation's ("Schering") antibiotic Cedax in the United States. Cedax is an antibiotic indicated for the treatment of chronic bronchitis, middle ear infection and tonsillitis.

    DJ Pharma had an assembled workforce mainly involved in the sales and marketing of its products.

    ASSEMBLED WORKFORCE

    At the acquisition date, the Company obtained the services of approximately 300 DJ Pharma employees, consisting primarily of sales account managers and representatives. The assembled workforce was fair valued using a cost approach, and is estimated to have a useful life of six years.

    PRODUCT RIGHTS

    At the acquisition date, DJ Pharma had various purchase, licensing and supply agreements covering branded products and product families such as Keftab, Dura-Vent, Rondec and Cedax. These contracts provide the Company with a stream of identifiable benefits resulting from the sale of these products. Under the agreement with Dura, DJ Pharma obtained exclusive rights to Keftab, Dura-Vent and Rondec through to December 31, 2002, in return for payment of certain license fees based on a percentage of net sales, subject to annual maximums (the "Dura Agreement"). At the expiration of the Dura Agreement, DJ Pharma obtains Dura's rights to Dura-Vent worldwide, and its rights to Rondec and Keftab within the United States. Under the agreement with Schering, DJ Pharma obtained the co-exclusive right to market Cedax in the United States. At the termination of the agreement, all rights to the product revert back to Schering. The products under the license agreements were valued using an income approach, based on the present value of the

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 4 ACQUISITIONS (CONTINUED)
    incremental revenue and corresponding cash flow that could be lost in the absence of these contracts. The discount rate used was an after-tax market-derived rate of 18%. The fair value of the Keftab, Dura-Vent and Rondec products was determined to be $96,500,000, with estimated useful lives of twenty years. The fair value of the Cedax product was determined to be $34,000,000, with an estimated useful life of ten years, based on the remaining term of the Schering agreement.

    DEFERRED COMPENSATION

    DJ Pharma initiated an Executive Deferred Compensation Plan to provide certain employees with the opportunity to supplement their retirement income through the deferral of pre-tax income. The initial funding of the plan was through compensation deferrals by the plan participants. Those funds, totalling $8,268,000, were placed in trust and invested to purchase life insurance policies (recorded at the cash surrender value) in the names of each participant. The terms of the trust agreement state that the assets of the trust are available to satisfy the claims of general creditors of the company in the event of bankruptcy, thereby qualifying the trust as a rabbi trust for income tax purposes. In accordance with Emerging Issues Task Force Issue ("EITF") 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested", the assets of the trust have been consolidated with the accounts of the employer in the financial statements of the employer, with a corresponding amount recorded as a deferred compensation obligation. Changes in the value of the assets held by the trust are recorded in earnings each period, with a corresponding charge (or credit) to compensation expense, to reflect the fair value of the amount owed to the participants.

    SUBSEQUENT TRANSACTION

    On December 27, 2000, DJ Pharma and Dura agreed to amend certain provisions of the Dura Agreement, with the effect that the second closing date under the agreement was accelerated from December 31, 2002. Consequently, DJ Pharma obtained the ownership to the Dura-Vent and Rondec product lines, including the trademarks, regulatory history, formulations, manufacturing know-how and marketing information, and the assignment of Dura's license rights to the Keftab product line, as of the amendment date. In consideration, DJ Pharma agreed to make the maximum remaining license payments under the Dura Agreement, and to settle the promissory note payable and the product acquisition notes payable to Dura, plus accrued interest to the amendment date. The remaining maximum license payments amounted to $19,800,000 and have been capitalized to product rights, and the settlement of the principal plus interest due under the notes amounted to $28,100,000.

    PRO FORMA INFORMATION

    The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and DJ Pharma as if the acquisition had occurred on January 1, 1999. A full year of amortization is included in the consolidated results of both periods presented.

                                                                    2000        1999
                                                                  ---------   ---------
    Total revenue...............................................  $ 341,382   $ 209,645
    Net loss....................................................   (158,081)   (114,208)
    Basic and diluted loss per share............................  $   (1.23)  $   (1.11)

    These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had DJ Pharma been included in the Company's consolidated financial statements from January 1, 1999. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

    1999 ACQUISITION

    FUISZ TECHNOLOGIES LTD. (RENAMED BIOVAIL TECHNOLOGIES LTD.)

    DESCRIPTION OF ACQUISITION

    On November 12, 1999, the Company completed the acquisition of Fuisz Technologies Ltd. ("Fuisz") for $171,154,000 including costs relating to the acquisition. Fuisz is an international company that is engaged in the development, manufacturing and commercialization

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 4 ACQUISITIONS (CONTINUED)
    of a wide range of drug delivery, nutraceutical and food ingredient products utilizing its proprietary CEFORM-Registered Trademark-,
    SHEARFORM-Registered Trademark- and other drug delivery technologies (the "Fuisz Technology").

    Fuisz was acquired through a series of transactions which began in July 1999 with the purchase of certain Fuisz common stock and the announcement on July 25, 1999 that the Company had entered into a merger agreement to acquire the remaining common stock of Fuisz in a two-stage transaction consisting of a cash tender offer and a stock-for-stock merger.

    By September 4, 1999, the Company had completed the acquisition of 49% of Fuisz's outstanding common stock for cash consideration of $75,565,000 pursuant to the cash tender offer and other purchase transactions. On November 12, 1999, Biovail acquired the remaining common stock of Fuisz by issuing 6,176,620 common shares of the Company, with a fair value of $88,243,000. The value of the common shares issued by the Company was determined by reference to the average market price of the Company's common shares before and after the date of the merger agreement on July 25, 1999.

    PURCHASE PRICE ALLOCATION

    The Company accounted for the acquisition of Fuisz as a step acquisition using the purchase method of accounting. The Company has recognized in these consolidated financial statements its 49% equity interest in the results of Fuisz for the period from September 4, 1999, the date it acquired significant influence, to November 12, 1999, the date of acquisition of control. The equity loss for this period amounted to $58,399,000, and includes the Company's proportionate share of acquired research and development. The assets, liabilities, revenue and expenses of Fuisz have been included in these consolidated financial statements from November 12, 1999.

    The purchase price of $171,154,000, which includes acquisition costs of $7,346,000, was allocated as follows:

    Acquired research and development...........................  $137,470
    Current assets..............................................    60,617
    Assets held for disposal....................................    20,000
    Buildings and equipment.....................................    16,893
    Intangible assets...........................................       358
    Workforce...................................................     2,041
    Core technology.............................................    11,185
    Goodwill....................................................    30,481
    Current liabilities.........................................   (21,820)
    Debt assumed................................................   (86,071)
                                                                  --------
    Purchase price..............................................  $171,154
                                                                  ========

    Included in the provision for restructuring costs related to the acquisition of Fuisz, established by the Company at the date of acquisition, was a $10,000,000 reserve for the settlement of a pre-acquisition contract. The settlement of this contract was a contingency that existed prior to the acquisition of Fuisz, and the amount of the reserve was based on the information available to the Company at that time in accordance with SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". The reserve was included in the determination of the net assets of Fuisz acquired. During 2000, the Company entered into a final settlement of this preacquisition contract.

    During 2000, the Company issued 27,000 additional common shares in relation to the acquisition of Fuisz with a fair value of $386,000. The cash settlement of the contract and the issuance of additional common shares resulted in an additional charge of $7,460,000 that has been allocated to goodwill acquired.

    ACQUIRED RESEARCH AND DEVELOPMENT

    The Fuisz Technology involves drug delivery platforms and the application of such platforms to specific product development programs. At the date of acquisition, Fuisz was involved in seventeen product development projects for a number of pharmaceutical companies which were in various stages of completion. With the exception of certain nutraceutical products, the Fuisz Technology had not been employed in any product which had received regulatory approval to date and was considered to have no alternative future use other than for the therapeutic indications for which it was in development or which may be developed. Accordingly, technological feasibility of

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 4 ACQUISITIONS (CONTINUED)
    the products related to the Fuisz Technology was not established at the acquisition date and was considered to be in-process research and development.

    Two of the projects had been submitted for approval with the applicable regulatory authorities. One project was submitted to the FDA in June 1998 and the other was submitted to the Medical Control Agency in the U.K. ("MCA") in April 1998. The remaining fifteen projects were expected to be completed in accordance with Fuisz's contractual obligations with the relevant customers over the next eighteen months.

    The development projects were estimated to be 65% complete on average, estimated peak sales were approximately $942,000,000 per annum, estimated costs to completion of these products were approximately $9,500,000 and a discount rate of 28% was used. The average time to full completion of the remaining work for the projects in development was estimated to be approximately twelve months. The work remaining to complete the products in development involved on-going formulation, bioequivalency, safety and efficacy studies and the submission of regulatory filings to seek marketing approvals. The principal risks relating to the acquired technology were the outcomes of such clinical trials and Biovail's ability to negotiate acceptable commercial terms with the pharmaceutical companies developing the products. As pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained.

    In April 2000, one of the products under development at the acquisition date received approval from the MCA. The product, a rapid dissolve form of ibuprofen, represented the first commercial introduction of a product utilizing the Fuisz Technology.

    ASSETS HELD FOR DISPOSAL

    The Company determined, as part of its evaluation of the purchase of Fuisz, that certain operations of Fuisz were not strategic to Biovail's business plans and accordingly should be sold.

    Prior to the completion of the stock exchange, on October 22, 1999, Fuisz agreed to sell all of the issued shares of three of its wholly-owned European subsidiaries for proceeds of $28,700,000. Further, Fuisz agreed to assign all of the rights, privileges and advantages from its Cebutid trademark to the purchaser of its European subsidiaries for proceeds of $10,273,000. No gain or loss was recognized by the Company on these transactions as these subsidiaries were included in the purchase price allocation at their fair value when Biovail acquired its 49% interest in Fuisz.

    On December 1, 1999, with an effective date of January 4, 2000, the Company entered into an agreement to sell all of the issued share capital of Clonmel Healthcare Limited ("Clonmel"), a pharmaceutical and antibiotic manufacturer and distributor located in Ireland, for proceeds of $20,000,000. The Company recognized no gain or loss on this transaction as Clonmel was included at its fair value in the purchase price allocation on November 12, 1999.

    Under the terms of the sale of Clonmel, the Company repaid an IRL8,452,000 term bank loan connected with the 1997 acquisition of Clonmel by Fuisz, utilizing the restricted cash balance of $11,258,000 that was pledged as collateral against the term bank loan at December 31, 1999.

    PRO FORMA INFORMATION

    The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and Fuisz as if the acquisition, disposals and repayment of convertible subordinated debentures had occurred on January 1, 1998. A full year of goodwill amortization and interest costs is included for both periods presented. Included in the consolidated results for 1998 is the write-off of acquired research and development.

                                                                    1999        1998
                                                                  ---------   ---------
    Total revenue...............................................  $ 184,390   $ 124,656
    Net loss....................................................     (5,186)   (135,236)
    Basic and diluted loss per share............................  $   (0.05)  $   (1.17)
                                                                  =========   =========

    These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had Fuisz been included in the Company's consolidated financial statements from January 1, 1998. In addition, they do not purport to be indicative of future consolidated results of operations of the Company.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 5 CASH AND CASH EQUIVALENTS

                                                                    2000       1999
                                                                  --------   --------
    Cash and bank certificates of deposit.......................  $ 65,784   $ 38,776
    Money market funds and corporate debt securities............    59,360    139,310
                                                                  --------   --------
                                                                  $125,144   $178,086
                                                                  ========   ========

NOTE 6 ACCOUNTS RECEIVABLE

                                                                    2000       1999
                                                                  --------   --------
    Trade (net of allowance for doubtful accounts of $4,049,000
      and $3,255,000 for 2000 and 1999, respectively)...........  $ 98,442   $50,458
    Royalties...................................................     3,565     3,176
    Other.......................................................     3,843     6,937
                                                                  --------   -------
                                                                  $105,850   $60,571
                                                                  ========   =======

    The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses. Three customers accounted for 61% and 82% of trade and royalties receivable at December 31, 2000 and 1999, respectively. The Company believes that there is no unusual exposure associated with the collection of these receivables.

NOTE 7 INVENTORIES

                                                                    2000       1999
                                                                  --------   --------
    Raw materials...............................................  $ 7,140    $ 5,149
    Work in process.............................................    5,079      4,258
    Finished goods..............................................   11,889      3,294
                                                                  -------    -------
                                                                  $24,108    $12,701
                                                                  =======    =======

NOTE 8 LONG-TERM INVESTMENTS

                                                                    2000       1999
                                                                  --------   --------
    Investment in Hemispherx Biopharma, Inc.....................   $1,357      $--
    Other securities............................................      204      --
    Investment in Intelligent Polymers..........................    --           12
                                                                   ------      ----
                                                                   $1,561      $ 12
                                                                   ======      ====

    In February 2000, the Company invested $2,250,000 in common shares of Hemispherx Biopharma, Inc. ("Hemispherx"). The investment represents approximately 1% of the outstanding common shares of Hemispherx and has been classified as being available-for-sale. The fair value of the investment at December 31, 2000 was $1,357,000.

    In September 2000, the 12,000 special shares of Intelligent Polymers, acquired by the Company in 1997, were sold to IPL Acquireco.

    During 1999, the Company sold certain long-term investments, which had been acquired in 1998, for a net gain of $1,948,000.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 9 PROPERTY, PLANT AND EQUIPMENT

                                                                           2000                      1999
                                                                  -----------------------   -----------------------
                                                                             ACCUMULATED               ACCUMULATED
                                                                    COST     DEPRECIATION     COST     DEPRECIATION
                                                                  --------   ------------   --------   ------------
    Land........................................................  $ 4,419      $--          $ 1,270      $--
    Buildings...................................................   19,489        4,553       17,423        3,724
    Machinery and equipment.....................................   30,054       10,701       24,914        7,366
    Other equipment and leasehold improvements..................   20,233        6,400       15,873        3,090
                                                                  -------      -------      -------      -------
                                                                   74,195       21,654       59,480       14,180
    Less accumulated depreciation...............................   21,654                    14,180
                                                                  -------                   -------
                                                                  $52,541                   $45,300
                                                                  =======                   =======

    Depreciation expense amounted to $8,096,000, $4,138,000 and $3,074,000 in 2000, 1999 and 1998, respectively.

NOTE 10 GOODWILL

                                                                    2000       1999
                                                                  --------   --------
    Cost........................................................  $109,408   $35,310
    Less accumulated amortization...............................     6,303     3,539
                                                                  --------   -------
                                                                  $103,105   $31,771
                                                                  ========   =======

    Amortization expense amounted to $2,850,000, $2,018,000 and $204,000 in 2000, 1999 and 1998, respectively.

NOTE 11 INTANGIBLE ASSETS

                                                                    2000       1999
                                                                  --------   --------
    Workforce...................................................  $  7,241   $ 2,041
    Core technology.............................................    11,185    11,185
    Brand names, product rights and royalty interests
    Cardizem-Registered Trademark- Products.....................   406,070     --
    Keftab, Dura-Vent, Rondec and Cedax.........................   154,089     --
    Adalat Product..............................................    64,720     9,000
    Tiazac-Registered Trademark-................................    15,000    15,000
    Other.......................................................    22,217    11,602
                                                                  --------   -------
                                                                   680,522    48,828
    Less accumulated amortization...............................    13,091     3,374
                                                                  --------   -------
                                                                  $667,431   $45,454
                                                                  ========   =======

    Amortization expense amounted to $10,042,000, $2,031,000 and $1,551,000 in 2000, 1999 and 1998, respectively.

    ADALAT PRODUCT

    On October 4, 1999, Biovail and Elan Corporation, plc ("Elan") entered into a licensing and supply agreement, whereby Biovail obtained a license to distribute Elan's generic version of Adalat CC 30mg dosage (the "Adalat Product"), in exchange for royalties based on a percentage of sales. The Company first launched the Adalat Product in March 2000. Elan manufactures and supplies the Adalat Product to Biovail.

    On December 29, 2000, Biovail and Elan agreed to certain amendments to the licensing and supply agreement (the "Amended Agreement"), effective
    January 1, 2000. The initial term of the Amended Agreement is fifteen years from the date of first commercial

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 11 INTANGIBLE ASSETS (CONTINUED)
    sale. Under the terms of the Amended Agreement, Biovail will pay to Elan annual minimum license payments, exclusive of the direct manufacturing cost of the Adalat Product purchased from Elan.

    The minimum license payments have been capitalized as a product right, with a corresponding long-term obligation to Elan. In accordance with APB
    No. 21, the value assigned to the product right and obligation was the present value of the minimum license payments based on an imputed interest rate of approximately 8%, which was comparable to the Company's available borrowing rate as at the date of the transaction. Accordingly, the present value of the minimum license payments was determined to be $64,720,000 resulting in a discount of $8,780,000. The product right will be amortized over its estimated useful life, which is the remaining initial term of the Amended Agreement. At the end of the initial term, the Amended Agreement continues automatically for subsequent two-year periods, unless terminated by either party.

NOTE 12 OTHER ASSETS

                                                                    2000       1999
                                                                  --------   --------
    Deferred financing costs....................................  $14,228     $5,024
    Less accumulated amortization...............................      359        805
                                                                  -------     ------
                                                                   13,869      4,219
    Deferred compensation trust fund............................    8,311      --
                                                                  -------     ------
                                                                  $22,180     $4,219
                                                                  =======     ======

    Amortization expense related to deferred financing costs amounted to $538,000, $698,000 and $128,000 in 2000, 1999 and 1998, respectively.

NOTE 13 ACCRUED LIABILITIES

                                                                    2000       1999
                                                                  --------   --------
    Accrued product returns, rebates and chargebacks............  $16,895    $   798
    Employee costs..............................................    5,696      4,528
    Provision for restructuring costs...........................    3,482     13,597
    Royalties...................................................    3,355      1,331
    Professional fees...........................................    2,438      2,163
    Interest....................................................      426      1,736
    Product rights..............................................    --         1,524
    Other.......................................................    3,160      5,430
                                                                  -------    -------
                                                                  $35,452    $31,107
                                                                  =======    =======

    At December 31, 2000, the provision for restructuring costs comprises $1,602,000 related to the acquisition of DJ Pharma, and $1,880,000
    (1999 -- $13,597,000) related to the acquisition of Fuisz. These costs were included in the determination of the net assets of DJ Pharma and Fuisz acquired, respectively.

    At December 31, 2000, the provision for restructuring costs related to the acquisition of DJ Pharma consists of employee costs of $1,362,000 and $240,000 of other costs.

    At December 31, 2000, the provision for restructuring costs related to the acquisition of Fuisz consists of $1,000,000 (1999 -- $11,250,000) for the settlement of contracts, $880,000 (1999 -- $1,303,000) for the termination of employees and nil (1999 -- $1,044,000) of other costs. The reduction in the provisions was substantially the result of cash payments made during 2000.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 14 LONG-TERM OBLIGATIONS

                                                                    2000       1999
                                                                  --------   --------
    Revolving term credit facility (i)..........................  $210,000   $  --
    Aventis obligation (ii).....................................   161,828      --
    Elan obligation (iii).......................................    58,090      --
    Deferred compensation.......................................     8,311      --
    Non-interest bearing government loan (iv)...................       470      1,250
    U.S. Dollar Senior Notes (v)................................     --       125,000
    Term bank loan (vi).........................................     --        10,799
    Other debt..................................................        45        455
                                                                  --------   --------
                                                                   438,744    137,504
    Less current portion........................................   182,564     12,016
                                                                  --------   --------
                                                                  $256,180   $125,488
                                                                  ========   ========

    (I)  REVOLVING TERM CREDIT FACILITY

    On December 27, 2000, the Company entered into a definitive agreement with The Bank of Nova Scotia (the "Bank") for a revolving term $300,000,000 Senior Secured Credit Facility (the "Credit Facility"). The Credit Facility is fully underwritten by the Bank in anticipation of syndication to the Bank and other financial institutions (the "Lenders") who may commit to a portion of the Credit Facility. The Credit Facility is revolving in nature for the initial term of 364 days, and may be extended at the request of the Company and at the sole discretion of the Lenders for additional periods of up to 364 days. If the Lenders elect not to extend the revolving period of the Credit Facility, the Company may elect to convert amounts then outstanding to a non-revolving facility with a final maturity date two years from the then current revolving period maturity date. In this event, advances shall be repaid by equal quarterly instalments through the term period. Accordingly, the Credit Facility has been classified as a long-term obligation.

    Borrowings under the Credit Facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders' equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on acquisition, capital and debt restructuring related activity exceeding established thresholds. Upon a change in control, the holder of the Credit Facility has the right to require the Company to settle the entire Credit Facility, plus accrued and unpaid interest at the date of settlement.

    Borrowings may be by way of U.S. dollar London Interbank Offering Rate ("LIBOR") or U.S. Base Rate advances or Canadian dollar Prime Rate or Bankers' Acceptance ("BA") advances. Interest is charged at the Bank's quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of Base Rate and Prime Rate advances, depending on the Company's credit rating at the time of such borrowing. The effective rate of interest at December 31, 2000 was 8.84%.

    (II)  AVENTIS OBLIGATION

    The Aventis obligation of $170,000,000 was assumed on the acquisition of the Cardizem-Registered Trademark- Products. The obligation, which is non-interest bearing, has been discounted by $8,172,000, based on an imputed interest rate of approximately 8%. The obligation is payable in quarterly instalments of $42,500,000 on March 30, June 29, September 28 and
    December 28, 2001.

    (III)  ELAN OBLIGATION

    The Elan obligation of $73,500,000 reflects the minimum license payments assumed under the Amended Agreement for the Adalat Product. The obligation, which is non-interest bearing, has been discounted by $8,780,000 based on an imputed interest rate of approximately 8%. The first installment of $17,500,000, which is payable on January 5, 2001, has been recorded net of $6,630,000 due to the Company from Elan. The remaining installments are payable quarterly in the following gross annual amounts:
    2001 -- $16,000,000; 2002 -- $14,000,000; 2003 -- $10,000,000;
    2004 -- $8,000,000; and 2005 -- $8,000,000.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 14 LONG-TERM OBLIGATIONS (CONTINUED)
    (IV)  NON-INTEREST BEARING GOVERNMENT LOAN

    The non-interest bearing government loan is payable to Western Economic Diversification, a Canadian federal government agency. The final payment is due in 2001.

    (V)  U.S. DOLLAR SENIOR NOTES

    Issued under an indenture dated November 16, 1998, the U.S. Dollar Senior Notes (the "Senior Notes") were general unsecured senior obligations, which bore interest at 10 7/8%, payable semi-annually in arrears on May 15 and November 15 of each year. The Senior Notes were due to mature on November 15, 2005.

    At December 31, 1999, the fair value of the Senior Notes was $128,388,000.

    In March 2000, the Company repurchased all of its outstanding notes at a redemption price of 112.820% of the principal amount, plus accrued interest. The premium paid by the Company of $16,017,000 consisted of a consent payment of $2,500,000 and a premium of $13,517,000 calculated by reference to the bid price and yield on March 6, 2000 for the 5 3/4% U.S. Treasury Note due on November 20, 2002. In accordance with SFAS No. 4, "Reporting Gains and Losses From Extinguishment of Debt", the premium paid together with the unamortized deferred financing costs on the notes, which amounted to $4,022,000, are reported as an extraordinary item in the consolidated statements of income (loss).

    (VI)  TERM BANK LOAN

    The term bank loan of IRL8,452,000 bore interest at the bank's reference rate plus margin (aggregate rate of 4.13% at December 31, 1999). The loan was collateralized by a restricted cash balance of $11,258,000, which was used to repay the loan in January 2000.

    INTEREST

    Interest expense on long-term obligations amounted to $3,059,000, $13,594,000 and $2,358,000 for the years ended December 31, 2000, 1999 and
    1998, respectively.

    PRINCIPAL REPAYMENTS

    Principal repayments on long-term obligations for the years ending December 31, are as follows:

    2001........................................................  $182,564
    2002........................................................   116,835
    2003........................................................   114,219
    2004........................................................     7,388
    2005........................................................     7,466
    2006........................................................     1,961
    Thereafter..................................................     8,311
                                                                  --------
                                                                  $438,744
                                                                  ========

NOTE 15 CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

    DESCRIPTION

    The Company issued under an indenture dated March 22, 2000, 6,000,000 Convertible Subordinated Preferred Equivalent Debentures, due on March 31, 2025 (the "Debentures") for gross proceeds of $300,000,000. After deducting financing costs of $11,228,000, the net proceeds from the issue amounted to $288,772,000. The Debentures are unsecured and subordinated to all senior indebtedness, as defined, of the Company. At the holders' option, the Debentures are convertible at any time into common shares of the Company at $30.337 per common share. During 2000, 300 Debentures, with a face value of $15,000, were converted into 494 common shares of the Company.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 15 CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES (CONTINUED) INTEREST

    The Debentures bear interest at 6.75%, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. Subject to certain conditions, the Company has the right to defer payment of interest on the Debentures for up to twenty consecutive quarterly periods. At the option of the Company, the deferred interest may be paid using the proceeds from the sale of common shares or other equity securities of the Company.

    Interest expense on the Debentures amounted to $15,750,000 for the period ended December 31, 2000.

    OPTIONAL REDEMPTION

    On or after March 31, 2003, the Company may, at its option, redeem in whole or in part, the Debentures at the following prices, plus accrued and unpaid interest, if redeemed during the twelve-month period commencing on March 31 of the years indicated:

                                                                  REDEMPTION
                                                                     PRICE
                                                                  -----------
    2003........................................................    104.725%
    2004........................................................    104.050
    2005........................................................    103.375
    2006........................................................    102.700
    2007........................................................    102.025
    2008........................................................    101.350
    2009........................................................    100.675
    2010 and thereafter.........................................    100.000

    The principal and interest payable on any redemption date are payable in cash by the Company, or at the option of the Company, may be paid using the proceeds from the sale of common shares or other equity securities of the Company.

    SPECIAL REDEMPTION

    At any time prior to March 31, 2003, other than during periods where the Company has elected to defer the payment of interest, the Company may redeem the Debentures at its option, in whole or in part, at 106.750% of the principal amount plus accrued and unpaid interest, if the trading price of the Company's common shares equals or exceeds $45.505 per share on the New York Stock Exchange for 20 trading days within 30 consecutive trading days ending one day prior to the day on which the Company sends out a special redemption notice. If the Company undertakes a special redemption, the holders of the Debentures called for redemption will receive an additional payment in a amount equal to the present value of the aggregate amount of the interest that would have thereafter been payable on the Debentures from the special redemption date to March 31, 2003. The present value would be calculated using the bond equivalent yield on U.S. Treasury notes or bills having a term nearest in length to that of the additional period. The Company would be obligated to make the additional payment on all the Debentures called for special redemption, whether or not those Debentures are converted into common shares prior to the special redemption date.

    FAIR VALUE

    At December 31, 2000, the fair value of the Debentures, based on the quoted market price, was $428,979,000.

NOTE 16 SHAREHOLDERS' EQUITY

    AUTHORIZED AND ISSUED SHARES

    STOCK SPLITS

    In October 2000, pursuant to shareholders' consent received at the 2000 annual meeting, the Company's common shares split on a 2 for 1 basis.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 16 SHAREHOLDERS' EQUITY (CONTINUED)
    In December 1999, the shareholders of the Company authorized a 2 for 1 stock split, and an increase in authorized shares to an unlimited number of common shares without par value.

    All share and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to the stock splits.

    SHARE OFFERINGS

    In March 2000, concurrent with the offering of the Debentures, the Company completed a share offering by issuing 4,000,000 common shares for gross proceeds of $101,125,000 less issue costs of $5,782,000.

    In October 1999, the Company completed a share offering by issuing 20,360,000 common shares for gross proceeds of $259,590,000 less issue costs of $13,538,000.

    STOCK REPURCHASE PROGRAM

    During 1998, the Company implemented a stock repurchase program under which the Company was able to purchase up to 10% of its issued and outstanding common shares. Prior to December 31, 1998, 9,087,600 common shares had been repurchased under this program at a cost of $72,141,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $70,380,000, was charged to retained earnings. During 1999, 2,930,800 common shares were repurchased at a cost of $30,593,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $29,976,000 was charged to deficit. The program was terminated with no further common shares repurchased.

    STOCK OPTION PLAN

    Under the Company's Stock Option Plan, as amended (the "Plan"), the Company may grant to directors, officers, employees, consultants and advisors, options to purchase common shares of the Company. The purpose of the Plan is to provide long-term incentives and rewards to certain of the Company's directors, officers, employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan, taking into consideration the 2 for 1 stock splits completed in October 2000 and December 1999, shall not exceed 28,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan, together with shares which that person may acquire under any similar plan of the Company, may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the common shares are traded on the New York Stock Exchange on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

    The option vesting terms vary based on the type of option. Management options granted prior to January 1, 1999 vest as to one-third each year commencing on the first anniversary of the grant and will expire on a date not later than five years from the date of the grant.

    Option granted after January 1, 1999 vest as follows: Executive options vest pursuant to the terms and conditions of the employment agreement; special options vest on the second anniversary date of the grant; management options vest as to one-fourth each year commencing on the first anniversary of the grant and expire not later than seven years from the date of the grant.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 16 SHAREHOLDERS' EQUITY (CONTINUED)
    The following table summarizes the Company's stock option activity for the three years ended December 31, 2000 taking into effect the 2 for 1 stock splits in October 2000 and December 1999:

                                                                                WEIGHTED
                                                                  OPTIONS       AVERAGE
                                                                   (000S)    EXERCISE PRICE
                                                                  --------   --------------
    Outstanding balance, December 31, 1997......................   10,079        $ 6.29
    Granted.....................................................    1,204          8.79
    Exercised...................................................   (1,882)         2.14
    Forfeited...................................................     (560)         7.67
                                                                   ------        ------
    Outstanding balance, December 31, 1998......................    8,841          6.91
    Granted.....................................................    3,369         18.57
    Exercised...................................................   (1,334)         5.72
    Forfeited...................................................     (429)         7.37
                                                                   ------        ------
    Outstanding balance, December 31, 1999......................   10,447         10.81
    Granted.....................................................    2,345         27.06
    Exercised...................................................   (2,436)         5.79
    Forfeited...................................................     (307)        18.29
                                                                   ------        ------
    Outstanding balance, December 31, 2000......................   10,049        $15.58
                                                                   ======        ======

    The following table summarizes the information about options outstanding at December 31, 2000:

                                                                             WEIGHTED
                                                                             AVERAGE      WEIGHTED                 WEIGHTED
                                                                            REMAINING     AVERAGE                  AVERAGE
                                                             OUTSTANDING   CONTRACTUAL    EXERCISE   EXERCISABLE   EXERCISE
    RANGE OF EXERCISE PRICES                                   (000S)      LIFE (YEARS)    PRICE       (000S)       PRICE
    ------------------------                                 -----------   ------------   --------   -----------   --------
    $ 2.96 - $ 3.13........................................       240          2.7         $ 2.99          22       $ 2.55
      5.00 -   7.50........................................       391          1.2           6.79         291         6.73
      7.58 -  10.50........................................     4,986          2.3           8.22       2,567         7.91
     12.77 -  17.50........................................       421          3.9          16.08         389        22.50
     22.50 -  29.00........................................     2,953          6.1          22.77       --           --
    $36.00 - $38.84........................................     1,058          7.0          36.10       --           --
                                                               ------                      ------       -----       ------
                                                               10,049                      $15.58       3,269       $ 9.50
                                                               ======                      ======       =====       ======

    The Company accounts for compensation expense for certain members of the Plan under the provisions of APB No. 25. Had compensation cost for the Plan been determined based upon fair value at the grant date for awards under this plan consistent with the methodology prescribed under SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have changed to the pro forma amounts indicated below:

                                                                    2000        1999        1998
                                                                  ---------   ---------   --------
    Net income (loss) as reported...............................  $(147,976)  $(109,978)  $41,577
    Estimated stock-based compensation costs....................     16,680       7,534     5,264
                                                                  ---------   ---------   -------
    Pro forma net income (loss).................................   (164,656)   (117,512)   36,313
                                                                  ---------   ---------   -------
    Pro forma earnings (loss) per share.........................  $   (1.28)  $   (1.15)  $  0.34
                                                                  =========   =========   =======

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 16 SHAREHOLDERS' EQUITY (CONTINUED)
    The fair values of all options granted during 2000, 1999 and 1998 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                    2000          1999          1998
                                                                  --------      --------      --------
    Expected option life (years)................................   $ 4.2          $3.8          $4.0
    Volatility..................................................    41.1%         49.1%         47.6%
    Risk-free interest rate.....................................     5.8%          5.7%          5.5%
                                                                   =====          ====          ====

    The Black-Scholes model, used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

    EMPLOYEE STOCK PURCHASE PLAN

    The Company's Employee Stock Purchase Plan ("EPP") was approved by the shareholders at the Special Shareholders Meeting held on January 1, 1996 and was established in 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP, taking into consideration the 2 for 1 stock split in December 1999, shall not exceed 600,000 common shares. At the discretion of a committee of the Board of Directors that will administer the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the EPP. A participant may authorize payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair market value per share of stock on the date on which the eligible period ends.

    WARRANTS

    In October 1997, Intelligent Polymers completed a public offering of 3,737,500 units. Each unit comprised one common share of Intelligent Polymers and one warrant to purchase four post-split common shares of the Company. The net proceeds to Intelligent Polymers of the offering after offering expenses amounted to approximately $69,500,000. On September 30, 1999, the units separated and the Intelligent Polymers' common shares and the Company's warrants traded independently of each other. The warrants are exercisable at a per share price of $10.00 from October 1, 1999 until September 30, 2002.

    In 1997, the Company recorded a credit to equity of $8,244,000 equal to the proceeds attributable to the warrants included in the offering as determined at the time of their issuance, along with an offsetting contra equity account called "warrant subscription receivable". Payments received from Intelligent Polymers, pursuant to the Development Agreement, were prorated between research and development revenue and the warrant subscription receivable.

    During 2000, 150,250 warrants were exercised in exchange for 601,000 common shares of the Company. The Company received proceeds on the exercise of warrants of $6,010,000.

NOTE 17 INCOME TAXES

    The components of the provision for income taxes are as follows:

                                                                    2000       1999       1998
                                                                  --------   --------   --------
    Current.....................................................   $5,610     $4,215     $2,024
    Deferred....................................................    3,750      --         --
                                                                   ------     ------     ------
                                                                   $9,360     $4,215     $2,024
                                                                   ======     ======     ======

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 17 INCOME TAXES (CONTINUED)
    The reported provision for income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income
    (loss) before provision for income taxes. The reasons for this difference and the related tax effects are as follows:

                                                                    2000       1999        1998
                                                                  --------   ---------   --------
    Income (loss) before provision for income taxes.............  $(75,077)  $(105,763)  $ 43,601
    Expected Canadian statutory rate............................    44.39%      44.81%     44.81%
                                                                  --------   ---------   --------
    Expected provision for (recovery of) income taxes...........   (33,327)    (47,392)    19,538
    Non-deductible amounts
    Acquired research and development...........................    92,519      47,311      --
    Goodwill amortization.......................................     1,265         904         91
    Compensation cost for employee stock options................       205       3,434      1,002
    Equity loss.................................................     --         26,169      --
    Foreign tax rate differences................................   (58,379)    (35,120)   (22,442)
    Unrecognized income tax benefit of losses...................     5,922       7,983      3,545
    Other.......................................................     1,155         926        290
                                                                  --------   ---------   --------
                                                                  $  9,360   $   4,215   $  2,024
                                                                  ========   =========   ========

    The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

    Deferred income taxes have been provided on the following temporary differences:

                                                                    2000       1999
                                                                  --------   --------
    Deferred tax assets
    Tax loss carryforwards......................................  $ 39,837   $ 29,644
    Scientific Research and Experimental Development ("SR&ED")
      pool......................................................    16,664     14,960
    Investment tax credits......................................    11,180      9,824
    Deferred financing costs....................................     9,320      4,347
    Other.......................................................     4,963      --
                                                                  --------   --------
    Total deferred tax assets...................................    81,964     58,775
    Less valuation allowance on deferred tax assets.............   (43,250)   (53,741)
                                                                  --------   --------
    Net deferred tax assets.....................................    38,714      5,034
                                                                  --------   --------
    DEFERRED TAX LIABILITY
    Intangible assets...........................................    38,714      5,034
                                                                  --------   --------
    Net deferred income taxes...................................  $  --      $  --
                                                                  ========   ========

    In accordance with SFAS No. 109, at the date of acquisition of DJ Pharma the Company recognized deferred tax liabilities of $33,903,000 and deferred tax assets of $1,011,000 for the tax consequences of differences between the assigned values and tax bases of DJ Pharma's acquired assets and liabilities, excluding goodwill. The Company also recognized the available tax benefit of previously existing U.S. federal tax loss carryforwards, through a $32,892,000 reduction in the valuation allowance, an amount equal to the net taxable temporary differences of DJ Pharma. In addition, the Company utilized $3,750,000 of pre-acquisition U.S. federal tax loss carryforwards of Fuisz to reduce the current provision for income taxes on income earned by DJ Pharma since the date of acquisition. The utilization of these loss carryforwards resulted in a corresponding reduction in the value of the Fuisz goodwill acquired.

    At December 31, 2000, the Company has accumulated tax losses of $47,506,000 available for federal and provincial purposes in Canada, which expire from 2001 to 2007. The Company also has $11,176,000 of unclaimed Canadian investment tax credits, which expire from 2001 to 2010. The losses and investment tax credits can be used to offset future years' taxable income.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 17 INCOME TAXES (CONTINUED)
    The Company has accumulated tax losses of $84,908,000 for federal and state purposes in the U.S., which expire from 2007 to 2019. The losses can be used to offset future years' taxable income. There may be limitations on the annual utilization of the U.S. net operating losses as a result of certain changes in ownership that have occurred.

    In addition, the Company has pooled SR&ED expenditures amounting to approximately $39,400,000 available to offset against future years' taxable income from the Canadian operations, which may be carried forward indefinitely.

NOTE 18 EARNINGS (LOSS) PER SHARE

    In accordance with SFAS No. 128, "Earnings Per Share", earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Earnings (loss) per share, for all periods presented, were calculated using the weighted average number of common shares outstanding during each period, as follows:

                                                                    2000        1999        1998
                                                                  ---------   ---------   --------
    Basic earnings (loss) per share
    Net income (loss)...........................................  $(147,976)  $(109,978)  $ 41,577
    Weighted average number of common shares outstanding
      (000s)....................................................    128,824     102,542    106,564
                                                                  ---------   ---------   --------
    Basic earnings (loss) per share.............................  $   (1.16)  $   (1.07)  $   0.39
                                                                  =========   =========   ========

                                                                    2000        1999        1998
                                                                  ---------   ---------   --------
    Diluted earnings (loss) per share
    Net income (loss)...........................................  $(147,976)  $(109,978)  $ 41,577
    Weighted average number of common shares outstanding
      (000s)....................................................    128,824     102,542    106,564
    Dilutive effect of warrants and stock options (000s)........     --          --          2,380
                                                                  ---------   ---------   --------
    Adjusted weighted average number of common shares
      outstanding (000s)........................................    128,824     102,542    108,944
                                                                  ---------   ---------   --------
    Diluted earnings (loss) per share...........................  $   (1.16)  $   (1.07)  $   0.38
                                                                  =========   =========   ========

    For 2000 and 1999, all warrants and stock options were excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive. For all periods presented, the potential dilutive effect of warrants and stock options on the weighted average number of common shares outstanding was as follows:

                                                                    2000       1999       1998
                                                                  --------   --------   --------
                                                                   (000s)     (000s)     (000s)
    Weighted average number of common shares outstanding........  128,824    102,542    106,564
    Dilutive effect of warrants.................................    9,657      3,315      --
    Dilutive effect of stock options............................    5,031      2,317      2,380
                                                                  -------    -------    -------
    Adjusted weighted average number of common shares
      outstanding...............................................  143,512    108,174    108,944
                                                                  =======    =======    =======

    For 2000, the Debentures have been excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 19 COMMITMENTS AND CONTINGENCIES

    OPERATING LEASES

    The Company occupies certain facilities under lease arrangements and leases certain equipment. Rental payments amounted to approximately $4,800,000, $700,000 and $600,000 in 2000, 1999 and 1998, respectively.

    Minimum future lease payments under operating leases for the years ending December 31 are as follows:

    2001........................................................   $5,224
    2002........................................................    3,547
    2003........................................................    1,745
    2004........................................................    1,745
    2005........................................................    1,277
    Thereafter..................................................    1,606

    CAPITAL COMMITMENT

    On February 7, 2000, the Company entered into an agreement to acquire a pharmaceutical manufacturing facility located in Dorado, Puerto Rico for $11,000,000, including a $1,000,000 deposit made on the date of the agreement. Included in the acquisition of this facility is specialized production and packaging equipment. The closing date is scheduled for January 2001, at which time the Company is committed to paying the remaining acquisition price of $10,000,000.

NOTE 20 CASH FLOW INFORMATION

    NET CHANGE IN NON-CASH OPERATING ITEMS

                                                                    2000       1999       1998
                                                                  --------   --------   --------
    Accounts receivable.........................................  $(35,950)  $(9,973)   $(10,036)
    Inventories.................................................    (3,886)   (1,560)      6,307
    Deposits and prepaid expenses...............................    (1,673)      267        (878)
    Accounts payable............................................    (5,432)    9,214       7,363
    Accrued liabilities.........................................    (9,840)    7,399      (1,800)
    Income taxes payable........................................     3,779     2,604          (9)
    Deferred revenue............................................     5,772       346       2,676
                                                                  --------   -------    --------
                                                                  $(47,230)  $ 8,297    $  3,623
                                                                  ========   =======    ========

    ACQUISITION OF BUSINESSES, NET OF CASH ACQUIRED

                                                                    2000        1999       1998
                                                                  ---------   --------   --------
    Cardizem-Registered Trademark- Products.....................  $(239,652)  $  --      $  --
    Intelligent Polymers........................................   (202,441)     --         --
    DJ Pharma...................................................   (162,802)     --         --
    Fuisz.......................................................    (17,250)   (43,720)     --
                                                                  ---------   --------   --------
                                                                  $(622,145)  $(43,720)  $  --
                                                                  =========   ========   ========

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 20 CASH FLOW INFORMATION (CONTINUED)
    NON-CASH INVESTING AND FINANCING ACTIVITIES

                                                                    2000        1999       1998
                                                                  ---------   --------   --------
    Long-term obligation assumed on acquisition of
      Cardizem-Registered Trademark- Products...................  $(161,828)  $  --        $--
    Accrued acquisition costs related to the
      Cardizem-Registered Trademark- Products...................     (4,000)     --        --
    Long-term obligation assumed on license of Adalat Product...    (58,090)     --        --
    Unrealized holding loss on long-term investments............        893      --         877
    Issuance of common shares on acquisition of Fuisz...........     --        (88,243)    --
                                                                  ---------   --------     ----
                                                                  $(223,025)  $(88,243)    $877
                                                                  =========   ========     ====

    CASH PAID DURING THE YEAR

                                                                    2000       1999       1998
                                                                  --------   --------   --------
    Interest paid...............................................  $20,546    $14,526     $1,050
    Income taxes paid...........................................    1,889      1,831      2,153

NOTE 21 LEGAL PROCEEDINGS

    From time to time, Biovail becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier.

    In this regard, Biovail Corporation and its wholly owned subsidiary, Biovail Laboratories, Inc. ("Biovail"), have been sued in separate lawsuits by Bayer AG and Bayer Corporation, as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment.

    Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable.

    On April 23, 1998, Biovail filed a four-count complaint against Bayer AG, Bayer Corporation and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by our filing of the ANDAs. Biovail has also asserted that Bayer Corporation and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

    On or about February 15, 2001, ANDRX Pharmaceuticals, Inc. commenced action against Biovail Corporation and Biovail Laboratories, Inc. (together "Biovail") in which ANDRX alleged that Biovail had improperly listed a patent (No. 6,162,463) in the FDA's "Orange/Book" and sought declaratory and injunctive relief including a de-listing of the patent, and alleged further that in listing such patent, Biovail had violated certain statutes and the common law. ANDRX's motion for Injunctive Relief was denied.

    Biovail will contest ANDRX's allegations aggressively, and will raise defences and counter-claims.

    Since this action is at its initial stages, it is not possible to provide any reasonable forecast at this time. Nevertheless, in the event that some tests on ANDRX's generic Tiazac-Registered Trademark- show that it infringes on Biovail's listed 463 Patent, Biovail will launch a patent infringement suit against ANDRX.

    In February, 2001, Biovail Laboratories, Inc. commenced an action against Mylan Pharmaceuticals, Inc. and Pfizer Inc. claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions. While Biovail believes its action is meritorious, nevertheless, it is not possible at this early stage, to determine the quantum of damages that may be the subject of an award.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 21 LEGAL PROCEEDINGS (CONTINUED)
    On or about February 13, 2001, Mylan Pharmaceuticals, Inc. brought an action against the FDA alleging that the FDA had improperly granted to Biovail Laboratories, Inc. approval of its generic version of Pfizer Inc.'s 30 mg Procardia XL and sought injunctive relief compelling the FDA to withdraw such approval.

    Biovail and its marketing partner, Teva Pharmaceuticals, Inc. intervened. The Court has denied Mylan's application for injunctive relief. Biovail believes that Mylan's action is without merit and that the FDA acted properly in approving Biovail's product. Nevertheless, this action is in the early stages and it is not possible to be more definitive at this time with respect to the likely result of the suit.

    In November 1999, Biovail acquired Fuisz Technologies Ltd. ("Fuisz"). Fuisz is now a wholly-owned subsidiary of Biovail and has been renamed Biovail Technologies Ltd. ("Biovail Technologies").

    In February 2000 Biovail Technologies filed a complaint in Circuit Court of Fairfax County, Va. against Richard C. Fuisz, former chairman of Fuisz Technologies Ltd., and several other former Fuisz executives, directors and employees and related parties (the "Complaint"). The Complaint charges breaches of fiduciary duties, breaches of contract, fraud, conversion, business conspiracy and unjust enrichment arising out of a pattern of misconduct in which the defendants pursued their personal advancement at the expense of Fuisz. Biovail believes that the allegations against the defendants are meritorious and has been vigorously litigating the suit.

    In response to Biovail's suit, Richard Fuisz has brought certain legal actions intended to compel Biovail to pay to him certain consulting fees which Biovail claims are not due because of Fuisz's breach of a Consulting Agreement pursuant to which such fees are established. Though it is currently premature to predict the outcome of this action, Biovail believes that the Delaware Action is without merit and has been vigorously defending the lawsuit.

    Biovail entered into a settlement with Hoechst Aktiengesselschaft and related parties with respect to an action commenced by Biovail in March 1998 with respect to damages to Biovail resulting from an agreement between Hoechst and Andrx Pharmaceuticals that had the effect of blocking the marketing of Biovail's generic version of Cardizem-Registered Trademark-CD.

    In December 2000, the Company completed a settlement of the legal action it had brought against Hoechst AG and related parties ("Aventis"). As a result of this settlement, the Company received the sum of $19,500,000 as a reimbursement for expenses directly incurred in pursuing the litigation, and other expenses reasonably related to the litigation, during 2000. The reimbursement has been recorded as a reduction to costs of $3,700,000 included in cost of goods sold, and to costs of $15,800,000 included in selling, general and administrative expenses. The Company did not receive any reimbursement for costs related to the litigation incurred prior to 2000.

NOTE 22 RESEARCH AND DEVELOPMENT ARRANGEMENTS

    TEVA PHARMACEUTICALS

    In December 1997, the Company entered into an agreement with Teva Pharmaceuticals USA, Inc. ("Teva") for the development and marketing of certain generic oral controlled-release products. As at December 31, 2000, generic versions of Trental, Cardizem CD, Adalat CC, Voltaren XR and Procardia XL have been approved by the FDA, and ANDAs for two others have been filed with the FDA.

    Under the terms of the agreement, Teva was obligated to pay the Company an aggregate of $34,500,000, subject to certain milestones. Of the $34,500,000, $23,500,000 related to reimbursement of research and development costs and $11,000,000 to the initial purchase of product. Payments received by the Company from Teva pursuant to the agreement for reimbursement of research and development costs were $13,500,000 and $10,000,000 for 1998 and 1997, respectively. Pursuant to a separate agreement, the Company earned research and development revenue of $4,800,000 from Teva in 1999.

    Product sales to Teva were $89,700,000, $19,100,000 and $5,000,000 in 2000,
    1999 and 1998, respectively.

    H. LUNDBECK A/S

    In December 1998, the Company entered into an agreement with H. Lundbeck A/S ("Lundbeck"), for formulation, development, manufacture and supply of a novel controlled-release formulation of the anti-depressant Citalopram.

    Under the terms of the agreement, Lundbeck will pay the Company product development fees aggregating $8,500,000, subject to certain milestones.

    Payments received by the Company from Lundbeck for product development, pursuant to the agreement, were $1,000,000, $2,000,000 and $3,500,000 in
    2000, 1999 and 1998, respectively.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 23 SEGMENTED INFORMATION AND MAJOR CUSTOMERS

    Organizationally, the Company's operations consist of three segments:
    Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

    The PRODUCT SALES segment covers sales of production from the Company's Puerto Rican and Canadian facilities, and sales of proprietary and in-licensed branded products by the Company's sales and marketing operations.

    The RESEARCH AND DEVELOPMENT segment covers all revenue generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including Intelligent Polymers prior to September 29, 2000, and product development milestone fees.

    The ROYALTY AND LICENSING segment covers royalty revenue received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

    The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates segment performance based on operating income after deducting selling, general and administrative expenses attributable to the business units. Corporate general and administrative expenses, and interest income and expense, are not allocated to segments. Depreciation expense related to manufacturing and research and development assets is allocated to the Product Sales and Research and Development segments, respectively. Amortization expense related to royalty interests is allocated to the Royalty and Licensing segment. Amortization expense related to product rights is allocated to the Product Sales segment. Amortization and depreciation of administrative assets and goodwill are included as a component of unallocated selling, general and administrative expenses.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 23 SEGMENTED INFORMATION AND MAJOR CUSTOMERS (CONTINUED)
    INFORMATION BY REPORTABLE SEGMENTS

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
                                                                   SALES     DEVELOPMENT     LICENSING      TOTAL
                                                                  --------   ------------   -----------   ----------
    2000
    Revenue from external customers.............................  $224,996    $  66,834       $17,340     $  309,170
                                                                  --------    ---------       -------     ----------
    Segment operating income (loss).............................   115,404     (201,045)       17,054        (68,587)
    UNALLOCATED AMOUNTS
    Selling, general and administrative expenses................                                              (9,445)
    Interest income, net........................................                                               2,955
                                                                                                          ----------
    Loss before provision for income taxes......................                                             (75,077)
                                                                                                          ==========
    Segment assets..............................................   799,873       42,115        19,638        861,626
    UNALLOCATED AMOUNTS
    Cash and investments........................................                                             110,776
    Goodwill and other..........................................                                             134,865
                                                                                                          ----------
                                                                                                           1,107,267
                                                                                                          ==========
    Segment capital expenditures, net...........................    31,402        1,916         4,000         37,318
    Unallocated amount..........................................                                               6,279
                                                                                                          ----------
                                                                                                              43,597
                                                                                                          ==========
    Segment depreciation and amortization.......................    11,409        4,734         1,071         17,214
    Unallocated amount..........................................                                               4,312
                                                                                                          ----------
                                                                                                          $   21,526
                                                                                                          ==========

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
                                                                   SALES     DEVELOPMENT     LICENSING      TOTAL
                                                                  --------   ------------   -----------   ---------
    1999
    Revenue from external customers.............................  $ 99,526     $ 48,232       $24,706     $ 172,464
                                                                  --------     --------       -------     ---------
    Segment operating income (loss).............................    46,728      (92,769)       24,292       (21,749)
    UNALLOCATED AMOUNTS
    Selling, general and administrative expenses................                                            (18,411)
    Equity loss.................................................                                            (58,399)
    Interest expense, net.......................................                                             (9,152)
    Gain on disposal of long-term investments, net..............                                              1,948
                                                                                                          ---------
    Loss before provision for income taxes......................                                           (105,763)
                                                                                                          =========
    Segment assets..............................................   114,076       33,552        18,888       166,516
    UNALLOCATED AMOUNTS
    Cash and investments........................................                                            183,937
    Goodwill and other..........................................                                            116,726
                                                                                                          ---------
                                                                                                            467,179
                                                                                                          =========
    Segment capital expenditures, net...........................    18,137        2,562        --            20,699
    Unallocated amount..........................................                                                400
                                                                                                          ---------
                                                                                                             21,099
                                                                                                          =========
    Segment depreciation and amortization.......................     3,130        3,252         1,416         7,798
    Unallocated amount..........................................                                              1,087
                                                                                                          ---------
                                                                                                          $   8,885
                                                                                                          =========

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 23 SEGMENTED INFORMATION AND MAJOR CUSTOMERS (CONTINUED)

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
                                                                   SALES     DEVELOPMENT     LICENSING     TOTAL
                                                                  --------   ------------   -----------   --------
    1998
    Revenue from external customers.............................  $69,154      $30,891        $11,612     $111,657
                                                                  -------      -------        -------     --------
    Segment operating income....................................   30,354       11,868         11,272       53,494
    Unallocated amounts
    Selling, general and administrative expenses................                                            (8,191)
    Interest expense, net.......................................                                            (1,702)
                                                                                                          --------
    Income before provision for income taxes....................                                            43,601
                                                                                                          ========
    Segment assets..............................................   85,994        7,845         18,016      111,855
    UNALLOCATED AMOUNTS
    Cash and investments........................................                                            77,626
    Other unallocated assets....................................                                             9,135
                                                                                                          --------
                                                                                                           198,616
                                                                                                          ========
    Segment capital expenditures, net...........................    6,383          740         15,000       22,123
    Unallocated amount..........................................                                             5,385
                                                                                                          --------
                                                                                                            27,508
                                                                                                          ========
    Segment depreciation and amortization.......................    2,209          842          1,482        4,533
    Unallocated amount..........................................                                               424
                                                                                                          --------
                                                                                                          $  4,957
                                                                                                          ========

    GEOGRAPHIC INFORMATION

                                                                                                        LONG-LIVED ASSETS(2)
                                                                                REVENUE(1)              ---------------------
                                                            2000       1999        1998        2000       1999        1998
                                                          --------   --------   ----------   --------   ---------   ---------
    Canada..............................................  $ 21,110   $ 16,069    $ 10,735    $ 49,919   $ 32,523     $23,786
    United States.......................................   226,559    116,566      76,498     289,994     58,622       --
    Caribbean...........................................    53,224     28,972       8,481       5,000      --          --
    Puerto Rico and Barbados............................     --         --         --         500,204     35,272      27,694
    Other foreign countries.............................     8,277     10,857      15,943         140        327         514
                                                          --------   --------    --------    --------   --------     -------
                                                          $309,170   $172,464    $111,657    $845,257   $126,744     $51,994
                                                          ========   ========    ========    ========   ========     =======
    ---------------

    (1) Revenue is attributed to countries based on the location of customer.

    (2) Consists of property, plant and equipment, goodwill, intangible and other assets, net of depreciation and amortization.

    MAJOR CUSTOMERS

                                                                          PERCENTAGE OF
                                                                          TOTAL REVENUE
                                                                  ------------------------------
                                                                    2000       1999       1998
                                                                  --------   --------   --------
    Customer A..................................................     30%        43%        51%
    Customer B..................................................     30         14         16
    Customer C..................................................     17         17          8

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (TABULAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT NUMBER OF SHARES AND PER
                                  SHARE DATA)
        (AMOUNTS AS AT DECEMBER 31, 1998 AND FOR THE YEAR THEN ENDED ARE
                           UNAUDITED -- SEE NOTE 24)

NOTE 24 COMPARATIVE FIGURES

    Certain of the prior years' figures have been reclassified to the presentation adopted in the current year.

    The amounts for the 1998 year are presented for comparative purposes and have been derived from the Company's audited consolidated financial statements for the fiscal year ended December 31, 1998 which were prepared in accordance with Canadian GAAP and which included a note to the consolidated financial statements which provided a reconciliation of the material differences between Canadian and U.S. GAAP.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT

                           SIX YEAR FINANCIAL SUMMARY

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(ALL DOLLAR AMOUNTS EXPRESSED IN U.S. DOLLARS, EXCEPT PER SHARE AND SHARE PRICE
                                     DATA)

                                                          2000         1999      1998(1)     1997(1)     1996(1)    1995(1)
                                                       ----------   ----------   --------   ----------   --------   --------
OPERATING RESULTS

REVENUE
Product sales........................................  $  224,996   $   99,526   $ 69,154   $   50,333   $ 54,313   $ 19,644
Research and development.............................      66,834       48,232     30,891       18,809      4,374      4,333
Royalty and licensing................................      17,340       24,706     11,612       12,487      7,743      7,396
                                                       ----------   ----------   --------   ----------   --------   --------
                                                          309,170      172,464    111,657       81,629     66,430     19,644
                                                       ----------   ----------   --------   ----------   --------   --------
EXPENSES
Cost of goods sold...................................      68,031       35,078     28,593       16,471     21,757      2,715
Research and development.............................      52,659       33,130     17,490       14,386     10,901      7,194
Selling, general and administrative..................      58,088       38,727     20,271       15,658     10,786      7,182
Acquired research and development....................     208,424      105,689      --          --          --         --
                                                       ----------   ----------   --------   ----------   --------   --------
                                                          387,202      212,624     66,354       46,515     43,444     17,091
                                                       ----------   ----------   --------   ----------   --------   --------
Operating income (loss)..............................     (78,032)     (40,160)    45,303       35,114     22,986      2,553
Net income (loss)....................................    (147,976)    (109,978)    41,577       32,822     22,664      5,870
Net income excluding certain charges(2)..............     114,687       52,162     41,577       32,822     22,664      2,253
EBITDA(3)............................................     151,918       74,414     50,260       38,271     24,953      3,791
Depreciation and amortization........................      21,526        8,885      4,957        3,157      1,967      1,238

DILUTED PER SHARE INFORMATION
Net income (loss)....................................  $    (1.16)  $    (1.07)  $   0.38   $     0.31   $   0.21   $   0.06
Net income excluding certain charges(2)..............        0.80         0.48       0.38         0.31       0.21       0.02
EBITDA(3)............................................        1.06         0.69       0.46         0.36       0.23       0.04
Depreciation and amortization........................        0.15         0.08       0.05         0.03       0.02       0.01

Weighted average number of common shares
  outstanding (000s).................................     143,512      108,174    108,944      106,476    107,728    106,696

FINANCIAL POSITION
Cash and cash equivalents............................  $  125,144   $  178,086   $ 78,279   $    8,275   $  4,526   $ 24,323
Working capital......................................     (25,295)     266,068    114,898       47,663      9,606        696
Total assets.........................................   1,107,267      467,179    198,616       93,739     58,606     60,867
Long-term obligations and Debentures.................     738,729      137,504    126,835        4,847      6,968     10,195
Shareholders' equity.................................     237,458      267,336     49,888       75,458     39,943     14,592

COMMON SHARE PERFORMANCE
Market capitalization................................  $5,106,000   $2,915,000   $940,000   $1,041,000   $652,000   $652,000
Closing share price on New York Stock Exchange.......       38.84        23.44       9.45         9.77       6.41       6.44
Closing number of common shares issued and
  outstanding (000s).................................     131,461      124,392     99,444      106,644    101,708    101,308

CASH FLOWS
Operating activities.................................  $  102,494   $   51,985   $ 52,394   $    3,566   $ (5,622)  $ 31,146
Net additions to property, plant and equipment.......     (15,845)      (7,759)    (3,920)      (2,664)    (6,692)    (2,642)
Acquisition of businesses, net of cash acquired......    (622,145)     (43,720)     --          --          --        (5,243)
Acquisition of product rights and royalty
  interests..........................................     (27,753)     (13,340)   (19,000)      --          --         --
Net issuance (repurchase) of common shares...........     109,603      223,128    (68,212)       4,464        197        702
Net issuance (repurchase) of long-term obligations
  and Debentures.....................................     309,154      (75,212)   117,705       (1,829)    (3,177)      (441)
Net increase (decrease) in cash and cash
  equivalents........................................     (52,942)      99,807     70,004        3,749    (19,797)    21,504

HEADCOUNT
Number of employees, end of year.....................       1,200          701        489          377        315        250

---------------

(1) Data has been derived from the consolidated financial statements prepared in accordance with Canadian GAAP.

(2) Certain charges consist of acquired research and development, extra-ordinary item, SAB 101 cumulative effect adjustment and amortization, equity loss, and net gains.

(3) Earnings before interest, taxes, depreciation, amortization, and excluding acquired research and development, equity loss and net gains.

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT
                               BOARD OF DIRECTORS


EUGENE N. MELNYK                                 WILFRED BRISTOW
Chairman of the Board, Biovail Corporation       Senior Vice President, Nesbitt Burns Inc.

BRUCE D. BRYDON                                  PAUL HADDY
Chief Executive Officer, Biovail Corporation     Chairman and Chief Executive Officer,
                                                 London Life Bank & Trust Corporation

ROBERT A. PODRUZNY                               ROGER ROWAN
Senior Vice President, Strategic Development,    President and Chief Operating Officer,
Biovail Corporation                              Watt Carmichael Inc.

ROLF K. REININGHAUS                              ROBERT VUJEA
Senior Vice President,                           President, R&D Chemical Corporation
Corporate and Strategic Development,
Biovail Corporation

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT
                                    OFFICERS


EUGENE N. MELNYK                                 BRIAN H. CROMBIE
Chairman of the Board                            Senior Vice President and
                                                 Chief Financial Officer

BRUCE D. BRYDON                                  KENNETH G. HOWLING
Chief Executive Officer                          Vice President, Finance

WILLIAM S. POOLE                                 JOHN R. MISZUK
President, North American Pharmaceuticals        Vice President and Controller

KENNETH C. CANCELLARA, Q.C.                      PATRICK D. DWYER
Senior Vice President,                           Vice President, Manufacturing
Corporate Secretary and General Counsel

ROLF K. REININGHAUS                              MARC CANTON
Senior Vice President, Corporate and             Vice President, Operations,
Strategic Development                            Consumer Health Products Division

ROBERT A. PODRUZNY
Senior Vice President, Strategic Development

                     BIOVAIL CORPORATION 2000 ANNUAL REPORT
                            SHAREHOLDER INFORMATION

HEAD OFFICE
Biovail Corporation
2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

MANUFACTURING FACILITIES
Steinbach, Manitoba
Carolina, Puerto Rico
Dorado, Puerto Rico

RESEARCH AND DEVELOPMENT FACILITIES
Dublin, Ireland
Toronto, Ontario
Chantilly, Virginia

SALES AND MARKETING OPERATIONS
CRYSTAAL
2480 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

BIOVAIL PHARMACEUTICALS INC.
808 Aviation Parkway
Suite 1400
Morrisville, NC 27560

AUDITORS
Ernst & Young LLP
Chartered Accountants
Toronto, Canada

LEGAL COUNSEL
Stikeman, Elliott
Toronto, Ontario
Cahill, Gordon & Reindel
New York, New York

REGISTRARS AND TRANSFER AGENTS
CIBC Mellon Trust Company
Toronto, Canada
Chase Mellon Shareholder Services
New York, New York

THE ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders will be held at 2:00 p.m.
Monday, June 25, 2000
Metro Toronto Convention Centre
Room 206 DF
255 Front Street West
Toronto, Ontario M5V 2W6

STOCK EXCHANGE LISTINGS
Toronto Stock Exchange (common shares only)
New York Stock Exchange

TRADING SYMBOLS:
Common Shares:                                                               BVF
Common Share Warrants:                                                     BVF_w
Convertible Subordinated Preferred
Equivalent Debentures:                                                    BVF_ p

SHARES OUTSTANDING AT DECEMBER 31, 2000
131,461,000

HOW TO REACH US FOR MORE INFORMATION
For additional copies of this report, the annual report on form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.

BY MAIL:
Biovail Corporation
2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

BY PHONE: (416) 285-6000
BY FAX: (416) 285-6499

BY E-MAIL: ir@biovail.com
BY WEB: www.biovail.com

The following words and logos are trademarks of the company and may be registered in Canada, the United States and certain other jurisdictions:
Biovail, Cardizem-Registered Trademark-, Tiazac-Registered Trademark-, Viazem, CEFORM-Registered Trademark-, Shearform-Registered Trademark-, and Crystaal.

                            COMMON SHARE PERFORMANCE
                (IN U.S. DOLLARS, AND ADJUSTED FOR STOCK SPLITS)

                                   [GRAPHIC]

                            SELECTED QUARTERLY DATA
(ALL DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AND
                               SHARE PRICE DATA)

                                                                                             SHARE      SHARE
                                                            NET INCOME   DILUTED EARNINGS   PRICE(1)   PRICE(1)
                                      REVENUE     EBITDA      (LOSS)     (LOSS) PER SHARE     HIGH       LOW
                                      --------   --------   ----------   ----------------   --------   --------
2000(2)
First Quarter.......................  $ 50,782   $ 21,585   $ (48,573)        $(0.35)        $34.78     $19.22
Second Quarter......................    65,164     27,706      24,167           0.17          27.88      20.81
Third Quarter.......................    93,415     44,961    (100,823)         (0.78)         41.63      28.00
Fourth Quarter......................    99,809     57,666     (22,747)         (0.18)         43.88      32.75
                                      --------   --------   ---------         ------
TOTAL YEAR..........................  $309,170   $151,918   $(147,976)        $(1.16)
                                      ========   ========   =========         ======
1999
First Quarter.......................  $ 27,591   $ 12,249   $   7,435         $ 0.07         $10.83     $ 8.64
Second Quarter......................    35,407     15,967      10,870           0.10          12.78       8.09
Third Quarter.......................    44,621     21,744     (40,988)         (0.42)         14.75      11.95
Fourth Quarter......................    64,845     24,454     (87,295)         (0.75)         23.44      12.72
                                      --------   --------   ---------         ------
TOTAL YEAR..........................  $172,464   $ 74,414   $(109,978)        $(1.07)
                                      ========   ========   =========         ======

------------

(1) The share price reflects the high and low for the Company's common shares on the New York Stock Exchange.

(2) Presentation reflects the retroactive adoption of SAB 101 to January 1, 2000, and the reclassification of certain figures.

WWW.BIOVAIL.COM

[GRAPHIC]

2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9
T: 416.285.6000
F: 416.285.6499